SECURITIES AND EXCHANGE COMMISSION
                              WASHINGTON, DC 20549

                                ----------------

                                 SCHEDULE 13D
                                (Rule 13d-101)

            INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
           TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
                                 RULE 13d-2(a)

                                (Amendment No. 3)


                                Pacer Technology
--------------------------------------------------------------------------------
                                (Name of Issuer)


                           Common Stock, no par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)


                                   693905200
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                             Theodore M. Elam, Esq.
                    McAfee & Taft A Professional Corporation
                        10th Fl., Two Leadership Square
                          211 N. Robinson, Suite 1000
                         Oklahoma City, Oklahoma 73102
--------------------------------------------------------------------------------
                 (Name, Address and Telephone Number of Person
               Authorized to Receive Notices and Communications)


                                  July 29, 2003
--------------------------------------------------------------------------------
             (Date of Event which Requires Filing of This Statement)

     If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box [_].

     Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)
                              (Page 1 of 4 Pages)

----------
(1) The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

     The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 367905106                       13D                  Page 2 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

CYAN Investments LLC
35-2198875
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   Oklahoma
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                                                         715,327

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                         -0-
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                         715,327

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                                                                 -0-
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    874,927
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                     26.99%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                        OO
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 367905106                       13D                  Page 3 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

Ellis T. Gravette, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   United States
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                                                         159,600

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                    715,327
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                         159,600

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                                                            715,327
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    874,927
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                      5.46%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT!

CUSIP No. 367905106                       13D                  Page 4 of 4 Pages

________________________________________________________________________________
1    NAME OF REPORTING PERSONS
     I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY)

G. Jeffrey Records, Jr.
________________________________________________________________________________
2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*
                                                                 (a)  [x]
                                                                 (b)  [_]
________________________________________________________________________________
3    SEC USE ONLY


________________________________________________________________________________
4    SOURCE OF FUNDS*

________________________________________________________________________________
5    CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED
     PURSUANT TO ITEMS 2(d) OR 2(e)                                   [_]
________________________________________________________________________________
6    CITIZENSHIP OR PLACE OF ORGANIZATION
                                                                   United States
________________________________________________________________________________
               7    SOLE VOTING POWER
  NUMBER OF                                                              -0-

   SHARES      _________________________________________________________________
               8    SHARED VOTING POWER
BENEFICIALLY
                                                                    715,327
  OWNED BY
               _________________________________________________________________
    EACH       9    SOLE DISPOSITIVE POWER

  REPORTING                                                              -0-

   PERSON      _________________________________________________________________
               10   SHARED DISPOSITIVE POWER
    WITH                                                            715,327
________________________________________________________________________________
11   AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
                                                                    874,927
________________________________________________________________________________
12   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*
                                                                      [_]
________________________________________________________________________________
13   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
                                                                         0%
________________________________________________________________________________
14   TYPE OF REPORTING PERSON*
                                                                        IN
________________________________________________________________________________
                     *SEE INSTRUCTIONS BEFORE FILLING OUT

Item 1. Security and Issuer.

     This Schedule 13D relates to shares of the common stock, no par value (the "Common Stock"), of Pacer Technology, a California corporation (the "Issuer"). The principal executive office and mailing address of the Issuer is 9420 Santa Anita Avenue, Rancho Cucamonga, CA 91730-6117.

Item 2. Identity and Background.

     This Schedule 13D is being filed jointly on behalf of CYAN Investments LLC, an Oklahoma limited liability company ("CYAN"), together with Ellis T. Gravette, Jr. and G. Jeffrey Records, Jr., the managers of CYAN (collectively, the
"Reporting Persons"). The Reporting Persons are deemed to be a "group" for purposes of Section 13(d) of the Securities Exchange Act of 1934.

     CYAN is a limited liability company formed under Oklahoma law on March 13, 2003 for the purpose of acquiring shares of the Issuer's Common Stock. CYAN's business address is:

                  501 N.W. Grand Blvd.
                  Oklahoma City, OK  73118

     The managers of CYAN are Ellis T. Gravette, Jr. and G. Jeffrey Records, Jr. Mr. Gravette is a private investor. His business address is 2636 Caminito Tom Morris, La Jolla, CA 92037. Mr. Records is Chairman and Chief Executive Officer of MidFirst Bank, 501 N.W. Grand Blvd, Oklahoma City, OK 73118.

     None of the Reporting Persons has been convicted during the last five years in a criminal proceeding (excluding traffic violations or similar misdemeanors). Furthermore, none of the Reporting Persons has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction leading to a judgment, decree or final order enjoining violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     All of the individual Reporting Persons are U.S. citizens.

Item 4. Purpose of Transaction.

     On July 29, 2003, the Reporting Persons entered into an Agreement and Plan of Merger (the "Merger Agreement"), pursuant to which, subject to the conditions stated in the Merger Agreement, (1) holders of the Issuer's common stock will receive merger consideration of $6.95 per share, and (2) the Issuer will become a wholly-owned subsidiary of Cyan Holding Co., an Oklahoma corporation, and will cease to be a publicly traded company.

     The closing of the merger will occur upon satisfaction or waiver of the conditions to closing set forth in Article 8 of the Merger Agreement. Among other things, the closing is conditioned upon approval of the shareholders of Issuer.

     The Merger Agreement is filed as an exhibit hereto and is incorporated by reference herein.

Item 5. Interest in Securities of the Issuer.

     CYAN is the beneficial owner of 715,327 shares of the Issuer's Common Stock, representing approximately 26.99% of the shares of Issuer's Common Stock that were issued and outstanding as of February 11, 2003. This includes 66,667 shares issuable upon exercise of warrants beneficially held by Reporting Persons. Mr. Gravette and Mr. Records, as managers and members of CYAN, may be deemed to beneficially own 100% of the shares held by CYAN.

     Mr. Gravette owns 159,600 shares of Issuer's Common Stock (including 20,000 shares issuable upon exercise of in-the-money options held by Mr. Gravette), representing approximately 5.46% of Issuer's Common Stock that were issued and outstanding as of February 11, 2003.

     Except for the transactions disclosed on Appendix A, there have been no transactions with respect to shares of the Issuer's Common Stock, within 60 days prior to the date hereof, by the Reporting Persons.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

     An understanding and agreement exists among the Reporting Persons that (1) Mr. Gravette will contribute the 143,190 shares of Issuer's Common Stock held by him (including 3,590 shares issuable upon exercise of in-the-money options) to an entity that will be formed in connection with the anticipated going-private transaction, and (2) CYAN will contribute its shares of Issuer's Common Stock to the same entity, both in exchange for an equal number of shares of the new entity's Common Stock. There are no other contracts, arrangements, understandings or relationships (legal or otherwise) among the Reporting Persons or between the Reporting Persons and any other person, except as set forth in the merger Agreement.

     Other than the items previously reported on Schedule 13D, there are no contracts, arrangements, understandings or relationships (legal or otherwise) between the Reporting Persons and any other person with respect to the Issuer's securities.

Item 7. Materials to be Filed as Exhibits.

     1.   Agreement and Plan of Merger.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                     CYAN INVESTMENTS, LLC


                                     By: THEODORE M. ELAM, Attorney-in-fact.
                                         Ellis T. Gravette, Jr., Manager


                                     THEODORE M. ELAM, Attorney-in-fact.
                                     Ellis T. Gravette, Jr.


                                     TODD A. DOBSON, Attorney-in-fact
                                     G. Jeffrey Records, Jr.

                                  EXHIBIT INDEX

Exhibit
  No.        Description                             Method of Filing
  ---        -----------                             ----------------

7.1       Agreement and Plan of Merger          Filed herewith electronically



                                        Appendix A

Transaction Date   Number of Shares                Transaction                     Price
----------------   ----------------                -----------                     -----
    3/24/03               5,800      Purchase from Rosemary Anglin                 $5.75

    3/26/03             593,495      Purchase  from  Ridgestone  Corporation,      $6.00
                                     D.  Stephen  Antion,  as  trustee of the
                                     Antion Trust,  and Christopher S. Kiper,
                                     individually   and  as  trustee  of  the
                                     Kiper Family Trust.

     4/1/03               3,300      Purchase from David T. Gies                   $5.75

     4/2/03               7,065      Purchase from Daniel Anglin                   $5.75

     4/3/03              66,667      Acquisition of right to direct  exercise      $5.75(1)
                                     of  warrant   and   acquire   underlying
                                     shares of Common Stock

     4/8/03              10,000      Purchase from Neville Cook                    $5.75

    4/15/03               1,000      Purchase from Norm Prillaman                  $5.75

    4/17/03               5,000      Harry Krensky                                 $5.75

    4/21/03              12,000      Kevin Wilson                                  $5.75

    4/29/03               6,000      Dewey Lane                                    $5.75

    5/12/03               5,000      Dewey Lane                                    $5.75
---------------

(1) Includes $2.8125 per share purchase price, plus $2.9375 exercise price payable upon instruction to exercise.

                                                                     EXHIBIT 7.1

                -----------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                  by and among

                                CYAN HOLDING CO.,

                              PT ACQUISITION CORP.,

                                       and

                                PACER TECHNOLOGY

                            dated as of July 29, 2003

                -----------------------------------------------

                          AGREEMENT AND PLAN OF MERGER

                                TABLE OF CONTENTS

                                                                       Page No.
                                                                      ---------
Article 1     The Merger
  Section 1.1     The Merger.............................................  1
  Section 1.2     Closing................................................  1
  Section 1.3     Effective Time.........................................  2
  Section 1.4     Effects of the Merger..................................  2
  Section 1.5     Articles of Incorporation and Bylaws of
                    Surviving Corporation................................  2
  Section 1.6     Directors and Officers.................................  2

Article 2     Effect of the Merger on the Capital Stock of Company
                and Merger Sub
  Section 2.1     Effect on Capital Stock................................  2
  Section 2.2     Surrender and Payment..................................  3
  Section 2.3     Dissenting Shares......................................  5
  Section 2.4     Company Options........................................  5
  Section 2.5     Additional Actions.....................................  6
  Section 2.6     Withholding Taxes; Payments to Public Officials........  6

Article 3     Representations and Warranties of the Company
  Section 3.1     Corporate Existence and Power..........................  6
  Section 3.2     Subsidiaries...........................................  7
  Section 3.3     Corporate Authorization................................  7
  Section 3.4     Governmental Authorization.............................  8
  Section 3.5     Non-Contravention......................................  8
  Section 3.6     Compliance with Law and Other Instruments..............  8
  Section 3.7     Capitalization.........................................  9
  Section 3.8     SEC Filings of the Company; Absence of
                     Undisclosed Liabilities.............................  9
  Section 3.9     Absence of Certain Changes.............................  10
  Section 3.10    Litigation.............................................  12
  Section 3.11    Taxes..................................................  12
  Section 3.12    The Company Employee Benefit Plans.....................  13
  Section 3.13    Banking and Finders' Fees..............................  15
  Section 3.14    Environmental Compliance...............................  15
  Section 3.15    Collective Bargaining Arrangements.....................  16
  Section 3.16    Interests in Real Property.............................  17
  Section 3.17    Person Property........................................  17
  Section 3.18    Employees, Directors and Officers......................  17
  Section 3.19    Intellectual Property..................................  17
  Section 3.20    Contracts..............................................  18
  Section 3.21    Affiliate Transactions.................................  19
  Section 3.22    Insurance..............................................  19
  Section 3.23    Powers of Attorney and Suretyships.....................  19
  Section 3.24    Proxy Statement........................................  19
  Section 3.25    Fairness Opinion.......................................  20
  Section 3.26    Customers..............................................  20

Article 4     Representations and Warranties of Parent and Merger Sub
  Section 4.1     Corporate Existence and Power..........................  20
  Section 4.2     Corporate Authorization................................  20
  Section 4.3     Proxy Statement; Information Supplied..................  21
  Section 4.4     Governmental Authorization.............................  21
  Section 4.5     Non-Contravention......................................  21
  Section 4.6     Litigation.............................................  22
  Section 4.7     No Prior Activities....................................  22
  Section 4.8     Financing..............................................  22
  Section 4.9     Banking and Finder's Fees..............................  22

Article 5     Covenants of the Company
  Section 5.1     Conduct of the Company Business........................  22
  Section 5.2     Shareholder Approval...................................  24
  Section 5.3     Satisfaction of Conditions Precedent...................  24
  Section 5.4     No Other Negotiations..................................  24
  Section 5.5     Access.................................................  26
  Section 5.6     Notification of Certain Matters........................  26
  Section 5.7     Delisting..............................................  27
  Section 5.8     Resignations...........................................  27
  Section 5.9     Director Qualifying Shares.............................  27

Article 6     Covenants of Parent
  Section 6.1     Obligations of Merger Sub..............................  27
  Section 6.2     Employees and Employee Benefits........................  27
  Section 6.3     Indemnification........................................  28
  Section 6.4     Notification of Certain Matters........................  29
  Section 6.5     Satisfaction of Conditions Precedent...................  29

Article 7     Covenants of Parent and and the Company
  Section 7.1     Consents; Approvals....................................  30
  Section 7.2     Notices of Certain Events..............................  30
  Section 7.3     Further Action.........................................  30
  Section 7.4     Public Announcements...................................  30
  Section 7.5     Transfer Taxes.........................................  31
  Section 7.6     Preparation of Proxy Statement.........................  31
  Section 7.7     Section 16 Matters.....................................  31

Article 8     Conditions to Merger
  Section 8.1     Conditions to Obligations of Each Party to
                     Effect the Merger...................................  32
  Section 8.2     Additional Conditions to Obligations of Parent
                     and Merger Sub......................................  32
  Section 8.3     Additional Conditions to Obligations of the Company....  33


Article 9     Termination
  Section 9.1     Termination............................................  34
  Section 9.2     Notice of Termination..................................  35
  Section 9.3     Effect of Termination .................................  35
  Section 9.4     Breakup Fee; Parent Obligation Upon Parent Breach......  35

Article 10    Survival of Representations, Warranties and Covenants        36

Article 11     General Provisions
  Section 11.1    Notices................................................  36
  Section 11.2    Amendment..............................................  37
  Section 11.3    Waiver.................................................  37
  Section 11.4    Failure or Indulgence Not Waiver; Remedies Cumulative..  37
  Section 11.5    Headings and Certain Rules of Interpretation...........  38
  Section 11.6    Severability...........................................  38
  Section 11.7    Entire Agreement.......................................  38
  Section 11.8    Assignment.............................................  38
  Section 11.9    Parties in Interest....................................  38
  Section 11.10   Governing Law .........................................  38
  Section 11.11   Alternative Dispute Resolution.........................  39
  Section 11.12   Counterparts...........................................  40
  Section 11.13   Attorneys' Fees........................................  40
  Section 11.14   Gender.................................................  40
  Section 11.15   Fees and Expenses......................................  40
     Signatures of Parties...............................................  41
Exhibits
  Exhibit A       Certain Definitions.................................... A-1
  Exhibit B       Agreement of Merger.................................... B-1
  Exhibit C       Form of Indemnification Agreement...................... C-1

                          AGREEMENT AND PLAN OF MERGER

     THIS AGREEMENT AND PLAN OF MERGER (the "Agreement"), is made and entered into as of July 29, 2003, by and among CYAN HOLDING CO., an Oklahoma corporation ("Parent"), PT ACQUISITION CORP., a California corporation and wholly-owned subsidiary of Parent ("Merger Sub") and PACER TECHNOLOGY, a California corporation (the "Company"). Certain other capitalized terms used in this Agreement are defined in Exhibit A attached hereto.

                                    RECITALS

     WHEREAS, each of the Boards of Directors of Parent, Merger Sub and the Company has determined that it is in the best interest of such party and its respective shareholders to consummate a statutory merger in which Merger Sub would merge with and into the Company, the Company would be the surviving corporation in such merger and, on consummation thereof, would become a wholly-owned subsidiary of Parent (the "Merger"), all as more fully set forth herein;

     WHEREAS, each of the Boards of Directors of Parent, Merger Sub and the Company has, and the shareholders of Parent have, approved this Agreement and the Merger, on the terms and subject to the conditions set forth in this Agreement in accordance with the Oklahoma General Corporation Act (the "OGCA"), the California General Corporation Law ("CGCL") and their respective charter documents;

     WHEREAS, each of Parent, Merger Sub and the Company desire to make certain representations, warranties, covenants and agreements in connection with the Merger and also to prescribe various conditions to the consummation thereof, all as set forth herein.

                                    AGREEMENT

     NOW, THEREFORE, in consideration of the foregoing and the mutual promises, representations, warranties, covenants and agreements herein contained, the parties hereto, intending to be legally bound, hereby agree as follows:

                                    ARTICLE 1

                                   THE MERGER

     1.1. The Merger. Upon the terms and subject to the conditions set forth in this Agreement, and in accordance with the CGCL, Merger Sub shall be merged with and into the Company at the Effective Time of the Merger (as defined in Section 1.3). Following the Merger, the separate corporate existence of Merger Sub shall cease, and the Company shall continue as the surviving corporation (the "Surviving Corporation") and shall succeed to and assume all the rights, properties, liabilities and obligations of Merger Sub in accordance with the CGCL.

     1.2. Closing. The closing of the Merger (the "Closing") shall take place at the offices of Stradling Yocca Carlson & Rauth, 660 Newport Center Drive, Suite 1600, Newport Beach, California 92660 at the date and time on which the conditions to Closing set forth in Article 8 of this Agreement shall have been satisfied or waived by the appropriate party or at such other time or place as the parties hereto may agree. The date on which the Closing actually occurs and the transactions contemplated hereby become effective is hereinafter referred to as the "Closing Date." At the time of the Closing, Parent, Merger Sub and the Company shall deliver the certificates and other documents and instruments required to be delivered hereunder.

     1.3. Effective Time. At the Closing, the parties hereto shall (a) cause an agreement of merger in substantially the form of Exhibit B (the "California Agreement of Merger") to be executed and filed with the Secretary of State of the State of California, as provided in Section 1103 of the CGCL and (b) make all other filings, recordings or publications and take such other actions as may be required by the CGCL to make the Merger effective. The Merger shall become effective at such time as the California Agreement of Merger is duly filed with the California Secretary of State, or at such other time as may be specified in the California Agreement of Merger (the "Effective Time").

     1.4. Effects of the Merger. Subject to the foregoing, the effects of the Merger shall be as provided in this Agreement, the California Agreement of Merger and the applicable provisions of the CGCL.

     1.5. Articles of Incorporation and Bylaws of the Surviving Corporation. The Articles of Incorporation and Bylaws of the Surviving Corporation shall be amended at the Effective Time to read in their respective entirety as the Articles of Incorporation and Bylaws of Merger Sub until thereafter changed or amended as provided therein or in accordance with applicable Law.

     1.6. Directors and Officers. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation until their successors shall have been duly elected or appointed and qualified in accordance with applicable Law or until their earlier death, resignation or removal in accordance with the Surviving Corporation's Articles of Incorporation and Bylaws.

                                    ARTICLE 2

              EFFECT OF THE MERGER ON THE CAPITAL STOCK OF COMPANY
                                 AND MERGER SUB

     2.1. Effect on Capital Stock. At the Effective Time, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holders of the Company Stock:

          (a) Capital Stock of Merger Sub. Each issued and outstanding share of capital stock of Merger Sub shall by virtue of the Merger and without any action on the part of any holder thereof, be converted into one (1) share of the Company Stock, which shall thereafter constitute all of the issued and outstanding capital stock of the Surviving Corporation.

          (b) Conversion of the Company Common Stock. As of the date hereof, the Company's authorized Capital Stock consists solely of shares of Common Stock without par value (the "Company Stock"). Subject to the other provisions of this
Article 2:

               (i) Each issued share of Company Stock that is outstanding immediately prior to the Effective Time (individually a "Share" and collectively the "Shares"), other than (i) Shares held by the Company or any Company Subsidiary or by Parent, Merger Sub or any other subsidiary or parent of Parent or Merger Sub, if any (collectively, the "Excluded Shares"), and (ii) Dissenting Shares, shall, by virtue of the Merger, be converted automatically into the right to receive a cash payment in the amount of $6.95 per Share, subject to possible adjustment as provided in Section 2.1(b)(ii) below (the "Per Share Amount" and in the aggregate, (x) exclusive of the aggregate amount of the Option Payments required to be made pursuant to Section 2.4 below, the "Shareholder Consideration" and (y) together with the aggregate Option Payments, the "Merger Consideration").

               (ii) The Per Share Amount payable pursuant to Section 2.1(b)(i) and for purposes of calculating the Option Payments pursuant to Section 2.4 below, has been calculated based upon 2,939,851 outstanding shares of Company Stock. In the event that, at the Effective Time, the actual number of Shares issued and outstanding (as adjusted for any stock split, stock dividend, including any dividend or distribution of securities convertible into shares of Company Stock, or a recapitalization of the outstanding Shares occurring after the date hereof and prior to the Effective Time) is different than as set forth in this Section 2.1(b)(ii) (except as may result from the exercise or conversion of any currently outstanding Company Options described in Section 2.4 below), the Per Share Amount shall be adjusted such that the aggregate amount of the Shareholder Consideration paid by Parent is unaffected.

               (iii) At the Effective Time, all of the Shares shall no longer be outstanding and shall automatically be canceled and retired and shall cease to exist and subject to Section 2.3 below, each holder of a certificate representing any such Shares shall cease to have any rights with respect thereto, except the right to receive, upon the surrender of any such certificates, the Per Share Amount for each Share represented by such certificate to be paid (without interest) in consideration therefor upon the surrender of such certificate in accordance with Section 2.2.

               (iv) At the Effective Time, each Share held by the Company as treasury stock or held by Parent, Merger Sub or any subsidiary or parent of Parent, Merger Sub or the Company immediately prior to the Effective Time shall, by virtue of the Merger and without any action on the part of Parent, Merger Sub, the Company or the holder thereof, be canceled, retired and cease to exist, and no consideration shall be delivered with respect thereto.

     2.2. Surrender and Payment.

          (a) Prior to the Effective Time, Parent shall appoint a bank or trust company that is reasonably satisfactory to the Company (the "Exchange Agent") for the purpose of exchanging the Shareholder Consideration for certificates representing Shares in accordance with a letter of irrevocable instructions mutually acceptable to Parent, the Company and the Exchange Agent. On the Closing Date, Parent shall, or shall cause Merger Sub to, deposit with the Exchange Agent the Shareholder Consideration to be paid in respect of the Shares (the "Exchange Fund"). For purposes of determining the Shareholder Consideration to be deposited with the Exchange Agent, Parent shall assume that no holder of Shares will perfect such holder's right to demand cash payment of the fair market value of his Shares pursuant to Chapter 13 of the CGCL. Promptly after the Effective Time, Parent will send, or will cause the Exchange Agent to send, to each Person who was a holder of Shares at the Effective Time (a "Shareholder"), a letter of transmittal for use in such exchange (which shall be in customary form and shall specify that the delivery shall be effected, and risk of loss and title shall pass, only upon proper delivery of the certificates representing Shares to the Exchange Agent). The Exchange Agent shall, pursuant to irrevocable instructions, make the payments of the Shareholder Consideration as provided in this Section 2.2 from the Exchange Fund which, unless otherwise provided elsewhere in this Agreement, shall not be used for any purpose except payment of the Shareholder Consideration as provided in this Agreement.

          (b) Each holder of Shares that have been converted into a right to receive the Per Share Amount, upon surrender to the Exchange Agent of a certificate or certificates representing such Shares, together with a properly completed letter of transmittal covering such Shares and other customary documentation as may be reasonably required by Parent or the Exchange Agent and approved on or prior to the Closing Date by the Company (which approval shall not be unreasonably withheld), will be entitled to receive an amount equal to the product of the Per Share Amount and the number of Shares represented by such certificate or certificates, without interest thereon, less any required withholding tax.

          (c) If any portion of the Shareholder Consideration is to be paid to a Person other than the registered holder of the Shares represented by the certificate or certificates surrendered in exchange therefor, it shall be a condition to such payment that the certificate or certificates so surrendered shall be properly endorsed or otherwise be in proper form for transfer and that the Person requesting such payment shall pay to the Exchange Agent any transfer or other taxes required as a result of such payment to a Person other than the registered holder of such Shares or establish to the satisfaction of the Exchange Agent that such tax has been paid or is not payable.

          (d) At the Effective Time, the stock transfer books of the Company shall be closed and there shall be no further registration of transfers of Shares thereafter on the records of the Company. From and after the Effective Time, the holders of certificates representing Shares outstanding immediately prior to the Effective Time shall cease to have any rights with respect to such Shares except as provided in this Agreement or by Law. If, after the Effective Time, any certificate representing Shares are presented to the Surviving Corporation, they shall be canceled and exchanged for cash in an amount equal to the product of the Per Share Amount and the number of Shares represented by such certificate, less any required withholding tax, as provided for and in accordance with the procedures set forth in this Article 2.

          (e) Any portion of the Exchange Fund deposited with the Exchange Agent pursuant to this Agreement that remains unclaimed by the holders of Shares twelve (12) months after the Effective Time shall be returned to Parent, upon Parent's demand, and any such holder who has not exchanged his Shares for the Shareholder Consideration payable in respect thereof in accordance with Section
2.1 and this Section 2.2 prior to that time shall thereafter look only to Parent for payment of the portion of the Shareholder Consideration due in respect of his Shares. If, for any reason, the monies in the Exchange Fund are not sufficient to pay the Shareholder Consideration due in respect of any of the Shares, Parent shall pay such Shareholder Consideration to the holder of the Shares upon surrender of his or her certificate evidencing such Shares.

          (f) Any portion of the Shareholder Consideration deposited with the Exchange Agent pursuant to Section 2.2(a) to pay for Shares for which the right to a determination of fair market value, as contemplated by Section 2.3, has been perfected shall be returned to Parent upon Parent's demand.

          (g) If any certificate representing Shares shall have been lost, stolen or destroyed, upon the making of an affidavit of that fact, in form and substance acceptable to the Exchange Agent, by the person claiming such certificate to be lost, stolen or destroyed, and complying with such other conditions as the Exchange Agent may reasonably impose (including the execution of an indemnification undertaking or the posting of an indemnity bond or other surety in favor of the Exchange Agent and Parent with respect to the certificate alleged to be lost, stolen or destroyed), the Exchange Agent will deliver to such person the Per Share Amount payable in respect of each such Share, without interest thereon.

     2.3. Dissenting Shares.

          (a) Notwithstanding Section 2.1, Shares outstanding immediately prior to the Effective Time and held by a Shareholder who is entitled to an appraisal of the fair market value for such shares and who does not vote in favor of or consent in writing to the Merger as provided in the applicable provisions of Chapter 13 of the CGCL ("Dissenting Shares") shall not be converted into the right to receive any portion of the Shareholder Consideration as provided in
Section 2.1(b) of this Agreement, unless and until such holder fails to perfect or withdraws or otherwise loses the right to an appraisal of the fair market value of such holder's Dissenting Shares. If, after the Effective Time, any such Shareholder fails to perfect or withdraws or loses the right to an appraisal of the fair market value of his Dissenting Shares under the CGCL, such Shares thereupon shall cease to be Dissenting Shares and shall be treated as if they had been converted as of the Effective Time into the right to receive that portion of the Shareholder Consideration to which such holder is entitled, pursuant to Sections 2.1 and 2.2 hereof, without interest thereon.

          (b) The Company shall give Merger Sub prompt notice of any demands received by the Company for the payment of fair market value for Shares, and Parent shall have the right to direct all negotiations and proceedings with respect to such demands. The Company shall not make any such payment pursuant to or in respect of any such demand without Parent's prior written consent.

     2.4. Company Options.

          (a) At the Effective Time, each outstanding option, warrant or other right entitling the holder thereof to purchase shares of Company Stock (each, a "Company Option" or collectively "Company Options"), whether issued pursuant to the Company's 2001 Stock Incentive Plan, 1994 Stock Option Plan, 1994 Incentive Stock Option Plan or 1982 Stock Option Plan (collectively, the "Option Plans"), or outside any Option Plans, which is vested and exercisable, or which will become exercisable upon consummation of the Merger, but excluding any Company Options held or beneficially owned by Parent or Merger Sub or any other subsidiary or parent of Parent or Merger Sub (collectively "Excluded Options"), shall be converted into and shall become the right to receive, in full and complete satisfaction and cancellation thereof, a cash payment per Company Option, without interest, in an amount that shall be determined by multiplying
(i) the excess, if any, of the Per Share Amount over the applicable per share exercise price of such Company Option, by (ii) the number of shares of Company Stock that are purchasable on exercise of the vested portion of such Company Option immediately prior to the Effective Time (which vested portion shall be determined after giving effect to the acceleration of vesting of any such Company Option by reason of the consummation of the Merger), less any required withholding tax (the "Option Payment"). At the Effective Time, all outstanding Company Options (including any Company Option that is not exercisable at the time of the Merger or for which no payment shall be due hereunder) shall be canceled and be of no further force or effect except for the right to receive the cash Option Payment to the extent provided in this Section 2.4. Prior to the Effective Time, the Company and Parent shall take all actions (including, if appropriate, amending the terms of the Option Plans and option agreements or warrants) that are necessary to give effect to the transactions contemplated by this Section 2.4, including the cancellation of all Company Options (whether or not they are then vested).

          (b) Prior to the Effective Time, Parent and the Company shall establish a procedure to effect the surrender or cancellation of Company Options in exchange for the Option Payments to which the holders of such Company Options shall be entitled under Section 2.4(a), and, upon surrender or cancellation of each such Company Option, Parent shall pay to the holder thereof in cash the amount of the Option Payment, if any, to which such holder shall be entitled hereunder.

          (c) Parent, Merger Sub and the Company hereby acknowledge and agree that the Surviving Corporation shall not assume or continue any Company Options, or substitute any additional options for such Company Options.

     2.5. Additional Actions. If, at any time after the Effective Time, the Surviving Corporation shall consider or be advised that any deeds, bills of sale, assignments, assurances or any other actions or things are necessary or desirable to vest, perfect or confirm of record or otherwise in the Surviving Corporation its right, title or interest in, to or under any of the rights, properties or assets of Merger Sub or the Company or otherwise to carry out this Agreement, the officers and directors of the Surviving Corporation shall be authorized to execute and deliver, in the name and on behalf of Merger Sub and the Company, all such deeds, bills of sale, assignments and assurances and to take and do, in the name and on behalf of Merger Sub or the Company, all such other actions and things as may be reasonably necessary or desirable to vest, perfect or confirm any and all right, title and interest in, to and under such rights, properties or assets in the Surviving Corporation or otherwise carry out the transactions contemplated by this Agreement.

     2.6. Withholding Taxes; Payments to Public Officials. Parent and Merger Sub shall be entitled to deduct and withhold from any consideration payable or otherwise deliverable to Shareholders or Option Payments payable to holders of Company Options pursuant to this Agreement such amounts as Parent and Merger Sub may be required to deduct or withhold therefrom under the Code or under any provision of state, local or foreign Tax Law. To the extent such amounts are so deducted or withheld and paid over to the appropriate taxing authority, such amounts shall be treated for all purposes under this Agreement as having been paid to the holders of Shares or Company Options (as the case may be) to whom such amounts would otherwise have been paid pursuant to Section 2.2 or 2.4 (as applicable) hereof. Notwithstanding anything to the contrary that may be contained elsewhere in this Agreement, none of Parent, Merger Sub or the Surviving Corporation shall be liable to holders of Shares or Company Options for any cash amounts required to be delivered or paid over to any public official pursuant to any applicable abandoned property, escheat or similar Law.

                                   ARTICLE 3

                  REPRESENTATIONS AND WARRANTIES OF THE COMPANY

     The Company represents and warrants to Parent and Merger Sub that, except as set forth in the disclosure schedules delivered by the Company to Parent and Merger Sub (the "Company Disclosure Schedule") or in the Company SEC Documents:

     3.1. Corporate Existence and Power. The Company is a corporation duly incorporated, validly existing and in good standing under the laws of the State of California, and has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to have such power and authority would not have a Material Adverse Effect on the Company. The Company is duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     3.2. Subsidiaries. The Company does not own, directly or indirectly, any equity or other ownership interest in any corporation, limited liability company, partnership, joint venture or other entity or enterprise, except for its ownership of Pacer Tech Ltd., a corporation organized under the laws of the United Kingdom, RECAP, Ltd., a California corporation, and Super Glue Corporation, a California corporation (the "Company Subsidiaries"). Each of the Company Subsidiaries is a corporation duly incorporated, validly existing and in good standing under the laws of its respective state of incorporation and is also duly qualified to do business as a foreign corporation and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and each such Subsidiary has the requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now conducted, except where the failure to have such power and authority would not have a Material Adverse Effect on the Company. Except for directors' qualifying shares in the case of foreign Company Subsidiaries, the Company owns directly or indirectly each of the outstanding shares of capital stock of each of the Company
Subsidiaries. All of the outstanding shares of capital stock of the Company Subsidiaries is duly authorized, validly issued, fully paid and nonassessable, and is owned, directly or indirectly (other than directors' qualifying shares in the case of foreign Company Subsidiaries), by the Company free and clear of all liens, pledges, security interests, claims or other encumbrances. There are no outstanding subscriptions, options, warrants, puts, calls, agreements, understandings, claims or other commitments or rights of any type relating to the issuance, sale or transfer of any securities of the Company Subsidiaries, nor are there outstanding any securities which are convertible into or exchangeable for any shares of capital stock of the Company Subsidiaries, and neither the Company nor any of the Company Subsidiaries has any obligation of any kind to issue any additional securities of the Company Subsidiaries.

     3.3. Corporate Authorization.

          (a) The execution, delivery and performance by the Company of this Agreement and any Transaction Documents to which the Company or any of its Subsidiaries is or will be a party, and the consummation by it of the transactions contemplated hereby and thereby, are within the corporate power and authority of whichever of the Company or such Subsidiary is a party thereto and have been duly authorized by all necessary corporate action on the part of the Company or such Subsidiary in accordance with the CGCL, except for the approval of the Company's Shareholders and the filing of the California Agreement of Merger, both as required by the CGCL.

          (b) The Company's Board of Directors, at a meeting duly called and held, has determined that this Agreement and the transactions contemplated hereby (including the Merger) are fair to, and in the best interests of, the Company's Shareholders (other than Parent and its members).

          (c) This Agreement has been duly executed and delivered by the Company. Assuming the due authorization, execution and delivery by each of the other parties hereto, this Agreement constitutes, and any other Transaction Document that the Company is obligated to execute and deliver pursuant hereto will constitute, legal, valid and binding obligations of the Company, enforceable against the Company in accordance with their respective terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors rights generally or by general equitable principles (whether the issue of enforceability is being decided by a court of law or in equity).

     3.4. Governmental Authorization. Except as set forth in Section 3.4 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity, other than (a) the filing of the California Agreement of Merger and other documents in accordance with the CGCL,
(b) compliance with the Securities Exchange Act of 1934, as amended, and the rules and regulations promulgated thereunder (the "1934 Act"), (c) compliance with the applicable rules and regulations of Nasdaq, (d) any other filings, approvals or authorizations which, if not obtained or made, would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     3.5. Non-Contravention. Except as set forth in Section 3.5 of the Company Disclosure Schedule, the execution, delivery and performance by the Company of this Agreement and the consummation by the Company of the transactions provided in or contemplated hereby do not and will not (i) contravene or conflict with the Articles of Incorporation or Bylaws of the Company or any of the Company Subsidiaries, each as amended to date, (ii) assuming compliance with the matters referred to in Section 3.4 above, contravene or conflict with or constitute a violation of any provision of any Law, judgment, injunction, order or decree binding upon or applicable to the Company or any of the Company Subsidiaries,
(iii) require the consent or other action of any Person under any contract or agreement under any contract or agreement to which the Company or any of its Subsidiaries is a party, or (iv) constitute a Default under, or give rise to any right of termination, cancellation or acceleration of any right or obligation of the Company or any of the Company Subsidiaries or to a loss of any benefit to which the Company or any of the Company Subsidiaries is entitled under any provision of any license, franchise, permit, certificate, approval or other similar authorization applicable to the Company or any of the Company Subsidiaries, or (v) result in the creation or imposition of any Lien on any asset of the Company or any of the Company Subsidiaries, except, in the case of clauses (ii), (iii), (iv) and (v) of this Section 3.5, for such matters as would not, individually or in the aggregate, have a Material Adverse Effect on the Company.

     3.6. Compliance with Law and Other Instruments. Except as and to the extent set forth in Section 3.6 of the Company Disclosure Schedule:

          (a) The Company and each of the Company Subsidiaries hold all licenses, permits and authorizations necessary for the lawful conduct of their respective businesses as now being conducted pursuant to all applicable Laws of all governmental bodies, agencies and other authorities having jurisdiction over them or any part of their respective operations, except where the failure to have such licenses, permits or authorizations would not, individually or in the aggregate, have a Material Adverse Effect on the Company. There are no violations or claimed violations by the Company or any of the Company Subsidiaries of, or action or proceeding pending against the Company or the Company Subsidiaries with respect to any such license, permit or authorization that would have Material Adverse Effect on the Company.

          (b) Each of the businesses of the Company and the Company Subsidiaries has been and is being conducted in compliance with all applicable Laws, except for violations or failures to so comply that would not, individually or in the aggregate, have a Material Adverse Effect on the Company. No investigation or review by any Regulatory Authority with respect to the Company or any of the Company Subsidiaries is pending or, to the Knowledge of the Company, threatened in writing. The Company has not received any written communication in the past two years from a Regulatory Authority that alleges that the Company or any of the Company Subsidiaries is not in compliance with any applicable Law the violation of which would have a Material Adverse Effect on the Company.

     3.7. Capitalization.

          (a) The authorized capital stock of the Company consists of 50,000,000 shares of Company Stock. As of June 30, 2003, there were outstanding (i) 2,939,851 shares of Company Stock, and (ii) Company Options to purchase an aggregate of 843,667 shares of Company Stock (which includes 66,667 shares of Company Stock that are purchasable on exercise of a stock purchase warrant which is held or beneficially owned by Parent). Additionally, as of June 30, 2003, a total of 330,000 shares of Company Stock were reserved for issuance pursuant to Company Options available for grant but not yet granted.

          (b) All of the outstanding shares of Company Stock have been duly authorized and validly issued and are fully paid and nonassessable and free of preemptive rights. Except as set forth in this Section 3.7, there are no outstanding (i) shares of capital stock or other voting securities of the Company, (ii) securities of the Company convertible into or exchangeable for shares of capital stock or voting securities of the Company, or (iii) options, restricted stock, stock appreciation rights, other stock based compensation awards or other rights to acquire from the Company, or any other obligation of the Company to issue, any capital stock, voting securities or securities convertible into or exchangeable for capital stock or voting securities of the Company. There are no outstanding obligations of the Company to repurchase, redeem or otherwise acquire any securities referred to in clauses (i), (ii) or
(iii) above.

          (c) As of the date hereof, there are no outstanding bonds, debentures, notes or other indebtedness of the Company having the right to vote (or that are convertible into or exercisable for Company Stock having the right to vote) on any matters on which shareholders of the Company may vote.

          (d) All of the Company Stock was issued in compliance with all applicable federal and state securities Laws, except where the failure to have so complied would not have a Material Adverse Effect on the Company.

          (e) To the Knowledge of the Company, there are no voting agreements or voting trusts between or among any Person or Persons relating to the Company or the Company Common Stock. Other than as set forth in this Section 3.7, the Company is not obligated to issue or repurchase any shares of Company Stock for any purpose and no Person has entered into any Contract (whether preemptive or contractual) to which the Company is a party for the purchase, subscription or issuance of any unissued Shares or other unissued securities of the Company, whether now or in the future.

     3.8. SEC Filings of the Company; Absence of Undisclosed Liabilities.

          (a) The Company has timely filed with the Securities and Exchange Commission (the "SEC") all forms, reports, schedules, statements and other documents required to be filed by it since July 1, 1999 to the date hereof (the "Company SEC Documents"). The Company SEC Documents (a) complied in all material respects with the requirements of the Securities Act of 1933, as amended (the "1933 Act") and the 1934 Act applicable to such Company SEC Documents at the time they were filed (or if any such Company SEC Document was amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) and (b) did not as of the time they were filed (or if any such Company SEC Document was amended or superseded by a filing prior to the date of this Agreement, then on the date of such filing) contain any untrue statement of material fact or omit to state a material fact required to be stated therein or necessary in order to make the statements therein, in light of the circumstances under which they were made, not misleading.

          (b) The consolidated financial statements of the Company included in the Company SEC Documents complied in all material respects at the time of filing with the then applicable accounting requirements and published rules and regulations of the SEC with respect thereto, were prepared in accordance with United States generally accepted accounting principles as in effect at the time of their preparation (except, in the case of unaudited statements, as permitted by Form 10-Q) applied on a consistent basis throughout the periods involved ("GAAP") (except as may be indicated in the notes thereto) and fairly presented in all material respects the consolidated financial position of the Company and its consolidated Subsidiaries as of the dates thereof and the consolidated results of their operations and cash flows for the periods then ended (subject, in the case of unaudited statements, to normal year-end audit adjustments).

          (c) Except as set forth in the Company SEC Documents, neither the Company nor any of the Company Subsidiaries has any liabilities or obligations of a type required, in accordance with GAAP, to be set forth in financial statements or the notes thereto (whether accrued, absolute, contingent or otherwise), except for liabilities and obligations incurred in the ordinary course of business or which, individually or in the aggregate, would not have a Material Adverse Effect on the Company.

     3.9. Absence of Certain Changes. Except as set forth in the Company's SEC Documents or in Section 3.9 of the Company Disclosure Schedule, since March 31, 2003, the business of the Company has been conducted in the ordinary course consistent with past practice and there has not been any:

          (a) event, occurrence or development of a state of circumstances or facts which would, individually or in the aggregate, have a Material Adverse Effect on the Company;

          (b) declaration, setting aside or payment of any dividend or other distribution with respect to any shares of capital stock of the Company, or any repurchase, redemption or other acquisition by the Company of any outstanding shares of capital stock or other securities of, or other ownership interests in, the Company, except for repurchases of Company Stock pursuant to the terms of any Company Options;

          (c) split, combination, re-classification of any Company Common Stock or any amendment of any term of any outstanding security of the Company;

          (d) incurrence, assumption or guarantee by the Company or the Company Subsidiaries of any indebtedness for borrowed money other than in the ordinary course and in amounts and on terms consistent with past practices;

          (e) creation or other incurrence by the Company or any of the Company Subsidiaries of any Lien on any asset other than in the ordinary course consistent with past practices;

          (f) making of any capital contribution to or investment in, or any loan or advance to, any Person other than capital contributions to or investments in Company Subsidiaries, or loans or advances made in the ordinary course of the Company's business consistent with past practices;

          (g) change in any method of accounting, method of tax accounting or accounting practice by the Company or any of the Company Subsidiaries, except for any such change that is consistent with GAAP or required by reason of a concurrent change in GAAP or rules promulgated by the SEC;

          (h) (i) grant of any severance or termination pay to any current or former director, officer or employee of the Company or any of the Company Subsidiaries, (ii) entering into of any employment, deferred compensation or other similar agreement (or any amendment to any such existing agreement) with any current or former director, officer or employee of the Company or any of the Company Subsidiaries, (iii) increase in benefits payable under any existing severance or termination pay policies or employment agreements (other than in the ordinary course of business), (iv) increase in compensation, bonus or other benefits payable or otherwise made available to current or former directors, officers or employees of the Company or any of the Company Subsidiaries (other than in the ordinary course of business), or (v) establishment, adoption, or amendment (except as required by applicable Law), of any collective bargaining, bonus, profit sharing, thrift, pension, retirement, deferred compensation, compensation, stock option, restricted stock or other Benefit Plan or arrangement covering any current or former director, officer or employee of the Company or any of the Company Subsidiaries;

          (i) labor dispute, other than routine individual grievances, or, to the Knowledge of the Company, any activity or proceeding by a labor union or representative thereof to organize any employees of the Company or any of the Company Subsidiaries or any lockouts, strikes, slowdowns, work stoppages or threats thereof by or with respect to such employees;

          (j) tax election or any settlement of tax liability, in either case that has had a Material Adverse Effect on the Company;

          (k)  asset   acquisition   or   expenditure   in  excess  of  $100,000
individually or $250,000 in the aggregate;

          (l) payment, prepayment or discharge of any liability in excess of $100,000 individually other than in the ordinary course of business or any failure to pay any liability in excess of $100,000 individually when due (other than any liability being contested in good faith by the Company and for which adequate reserves have been established to the extent required by GAAP);

          (m) creation, termination or amendment of, or waiver of any material right under, any Contract of the Company or any of the Company Subsidiaries, except for the creation, termination or amendment of or waiver under any such Contract in the ordinary course of business or which would not, either individually or in the aggregate, have a Material Adverse Effect on the Company;

          (n) damage, destruction or loss (whether or not covered by insurance) having, or reasonably expected to have, a Material Adverse Effect on the Company;

          (o) sale or other disposition of any material Asset of the Company other than in the ordinary course of business; or

          (p) agreement or commitment to do any of the foregoing.

     3.10.  Litigation.  Except as  disclosed  in  Section  3.10 of the  Company
Disclosure Schedule, there is no action, suit, investigation or proceeding pending against, or to the Knowledge of the Company, threatened against or affecting, the Company or any of the Company Subsidiaries, or any of their respective properties, or to the Knowledge of the Company against any of the Company's officers or directors in their capacities as such, before any court or arbitrator or any governmental body, agency or official that is reasonably expected to have a Material Adverse Effect on the Company. Neither the Company nor any of the Company Subsidiaries or their respective properties, nor, to the Knowledge of the Company, any of their respective officers and directors in their capacities as such, are subject to any order, writ, judgment, decree or injunction of any court or arbitrator or any governmental body, agency or official.

     3.11. Taxes.

          (a) The Company represents and warrants the following:

               (i) the Company and each of the Company Subsidiaries have prepared and timely filed with the appropriate Governmental Authorities all franchise, income and all other Tax returns and reports required to be filed on or before the date hereof (collectively the "Returns"), taking into account any extension of time to file granted to or obtained on behalf of the Company or Company Subsidiaries;

               (ii) other than such Taxes as are adequately reserved for in accordance with GAAP, all Taxes of the Company and each of the Company Subsidiaries shown on such Returns have been timely paid in full to the proper authorities;

               (iii) all deficiencies resulting from examinations by Tax authorities of income, sales and franchise and all other Returns filed by the Company or any of the Company Subsidiaries in any jurisdiction in which such Returns are required to be so filed have been paid or adequately reserved for in accordance with GAAP and no claim has been asserted against the Company in writing by any taxing authority in a jurisdiction where the Company or any of the Company Subsidiaries does not file Returns that the Company or any Company Subsidiary is subject to the taxation by that jurisdiction;

               (iv) no deficiency has been asserted or assessed against the Company or any of the Company Subsidiaries in writing which has not been satisfied or otherwise resolved or adequately reserved for in accordance with GAAP, and no tax examination of the Company or any of the Company Subsidiaries is pending or, to the Knowledge of the Company, threatened, by any taxing authority;

               (v) no extension of the period for assessment or collection of any material Tax is currently in effect and no extension of time within which to file any material Return has been requested;

               (vi) all Returns filed by the Company and each of the Company Subsidiaries are correct and complete in all material respects or adequate reserves have been established with respect to any additional Taxes that may be due (or may become due) as a result of such Returns not being correct or complete;

               (vii) to the Knowledge of the Company, no Tax liens have been filed with respect to any Taxes;

               (viii) neither the Company nor any of the Company Subsidiaries have: (A) filed a consent under Code Section 341(f) concerning collapsible corporations; (B) executed, become subject to, or entered into any closing agreement pursuant to Section 7121 of the Code or any similar or predecessor provision thereof under the Code or other Tax Law, (C) received approval to make or agreed to a change in tax accounting method, or (D) incurred or assumed any liability for the Taxes of any Person;

               (ix) the Company and the Company Subsidiaries have not entered, nor do they plan to enter into, any agreement, arrangement, plan or similar circumstance with any Person that could result in a distribution, apportionment or reallocation under Section 482 of the Code or other similar provision of the Tax Law;

               (x) neither the Company nor any of the Company Subsidiaries has made since July 1, 2003, and none will make, any voluntary tax adjustment by reason of a change in its accounting methods for any pre-Merger period;

               (xi) the Company and each of the Company Subsidiaries has made timely payments or deposits of the Taxes required to be deducted and withheld in connection with amounts paid or owing to any employee, independent contractor, creditor, stockholder, or other third party;

               (xii) neither the Company nor any of the Company Subsidiaries is a party to any Tax sharing or Tax matters agreement, or a party to any agreement to indemnify any Person for Taxes; and

               (xiii) the Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

          (b) Neither the Company nor any of the Company Subsidiaries is a party to any agreement, contract, or arrangement that would, as a result of the transactions contemplated hereby, result, separately or in the aggregate, in (i) the payment of any "excess parachute payments" within the meaning of Section 280G of the Code by reason of the Merger, (ii) the payment of any form of compensation or reimbursement for any Tax incurred by any Person arising under
Section 280G of the Code, or (iii) the payment of any amounts not deductible by the Company or any of the Company Subsidiaries, in whole or in part, by reason of Section 162(m) of the Code.

     3.12. The Company Employee Benefit Plans.

          (a) Section 3.12(a) of the Company Disclosure Schedule sets forth a list of all of the Company's employee benefit plans, as defined in Section 3(3) of ERISA.

          (b) Section 3.12(b) of the Company Disclosure Schedule sets forth a list of all other profit-sharing, deferred compensation (including a list of participants therein), bonus, stock option, stock purchase, stock bonus, phantom stock, vacation pay, holiday pay, severance, dependent care assistance, excess benefit, incentive compensation, salary continuation, medical, life or other insurance, employment, severance, termination, golden parachute, consulting, supplemental retirement plan or agreement, supplemental unemployment and other employee benefit plans, programs, agreements or arrangements, including all unwritten employee benefit plans, programs, agreements and arrangements, if any, maintained or contributed to by the Company for the benefit of the Company's Employees (or former employees) or independent contractors and/or their beneficiaries. Plans referred to in Section 3.12(a) and 3.12(b) are collectively referred to as "Benefit Plans." An arrangement will not fail to be a Benefit Plan simply because it only covers one individual, or because the Company's obligations under the plan arise by reason of its being a "successor employer" under applicable Law.

          (c) The Company has delivered or made available to Parent a true and complete copy of each Benefit Plan and any related funding agreements (e.g., trust agreements or insurance contracts), including all amendments (and Section 3.12(b) of the Company Disclosure Schedule includes a description of any such amendment that is not in writing).

          (d) The Company does not maintain or contribute to, nor has maintained or contributed to, any Benefit Plan that is subject to Section 302 of ERISA or
Section 412 of the Code.

          (e) No Benefit Plan is a "multi-employer plan," as defined in Section 3(37) of ERISA, nor is a plan described in Section 4063(a) of ERISA.

          (f) All costs of administering, and contributions required to be made by the Company to, each Benefit Plan under the terms of that Benefit Plan, ERISA, or the Code have been timely made or adequate accruals therefor in accordance with GAAP are reflected on the appropriate books of the Company. All amounts properly accrued to date as liabilities of the Company under, or with respect to, each Benefit Plan (including administrative expenses and incurred but not reported claims) for the current plan year of the Benefit Plan have been recorded on the appropriate books, to the extent required by Law or GAAP. Neither the Company nor any Subsidiary has any accumulated funding deficiency, as such term is defined by ERISA and the Code with respect to any Benefit Plans.

          (g) Each Benefit Plan has been maintained and operated in all material respects in accordance with, and currently complies in all material respects with, all applicable Laws, including but not limited to, ERISA and the Code. Each Benefit Plan has been operated in all material respects in accordance with its terms. The Internal Revenue Service has issued a favorable determination letter with respect to each Benefit Plan that is intended to qualify under
Section 401(a) of the Code, and, to the Knowledge of the Company, no event has occurred (either before or after the date of such determination letter), and no amendments have been made that would disqualify the plan. No determination letter received with respect to any Benefit Plan has been revoked nor, to the Knowledge of the Company, has revocation been threatened.

          (h) No Benefit Plan is intended to provide benefits which might require compliance with Sections 419 or 419A of the Code.

          (i) To the Knowledge of the Company (i) no prohibited transaction has occurred with respect to any of the Benefit Plans which is not exempt under
Section 4975 of the Code and Section 406 of ERISA, and (ii) the Company has not engaged in any transaction with respect to any Benefit Plan which could subject it to either a material civil penalty assessed pursuant to Section 409, 502(i) or 502(l) of ERISA, or a tax imposed pursuant to Section 4975 or 4976 of the Code.

          (j) The Company does not maintain any plan that provides (or will provide) medical or death benefits to any current or future former employees (including retirees) beyond the date of their retirement or other termination of service, other than benefits that are required to be provided pursuant to
Section 4980B of the Code or state Law continuation coverage or conversion rights or as set forth in Section 3.12(j) of the Company Disclosure Schedule.

          (k) There are no proceedings or lawsuits, pending or, to the Knowledge of the Company, threatened, and, to the Knowledge of the Company, there are no investigations pending, relating to any Benefit Plan, by any administrative agency, whether local, state or federal or by any fiduciary, participant or beneficiary of such plan (other than participant claims for benefits being processed in the ordinary course).

          (l) None of the Benefit Plans are subject to the tax on unrelated business taxable income or unrelated debt-financed income under Section 511 of the Code.

          (m) To the Knowledge of the Company, no Benefit Plan has any interest in any annuity contract or other investment or insurance contract issued by an insurance company that is the subject of bankruptcy, conservatorship, rehabilitation or similar proceeding.

          (n) Section 3.12(n) of the Company Disclosure Schedule lists each individual who (i) has elected to continue and currently is participating in a group health plan of the Company pursuant to an election under COBRA, or (ii) has not made an election under COBRA but who is still eligible to make such election.

          (o) Neither the Company nor any Subsidiary has incurred any liability to the Pension Benefit Guaranty Corporation other than for the payment of insurance premiums, all of which have been paid when due.

     3.13. Banking and Finders' Fees. There is no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of the Company who might be entitled to any fee or commission in connection with the transactions contemplated by this Agreement, except for the Company's obligation to Houlihan Lokey Howard & Zukin. A true and complete copy of the Company's engagement letter with Houlihan Lokey Howard & Zukin as in effect on the date hereof has been furnished to Parent and such engagement letter has not been modified, supplemented or otherwise amended.

     3.14.  Environmental  Compliance.  Except as otherwise set forth in Section
3.14 of the Company Disclosure Schedule:

          (a) The Company and each of the Company Subsidiaries are in compliance with all Environmental Laws and all Environmental Permits (except where non-compliance would not have a Material Adverse Effect on the Company) and, to the Knowledge of the Company, no condition exists on any of the real property owned by or used in the business of the Company that would constitute a violation of any such Environmental Law or that constitutes or threatens to constitute a public or private nuisance that would have such a Material Adverse Effect.

          (b) Except as set forth in Section 3.14(b) of the Company Disclosure Schedule, the Company has not received any written notice regarding any violation or non-compliance by the Company or any Company Subsidiaries with any Environmental Laws, or regarding any Company Environmental Liabilities, including any investigatory, remedial or corrective obligations, relating to the Company, any of the Company Subsidiaries or their facilities arising under Environmental Laws.

          (c) Neither the Company nor any of the Company Subsidiaries have caused, or are causing or threatening to cause, any disposals or releases of any Hazardous Material in violation of Environmental Law on or under any real properties which it (A) leases, occupies or operates or (B) previously owned, leased, occupied or operated and, to the Knowledge of the Company, no such disposals or releases occurred prior to the Company or the Company Subsidiaries having taken title to, or possession or operation of, any of such properties; and to the Knowledge of the Company, no such disposals or releases are migrating or have migrated off of such properties in subsurface soils, groundwater or surface waters after the Company or the Company Subsidiaries has taken title to, or possession or operation of any such properties and, to the Knowledge of the Company, no such disposals or releases have migrated off of such properties in subsurface soils, groundwater or surface water prior to such time.

          (d) Neither the Company nor any of the Company Subsidiaries has (A) arranged for the disposal or treatment of Hazardous Material in violation of Environmental Law at any facility owned or operated by a Person other than those listed in Section 3.14(d) of the Company Disclosure Schedule, or (B) accepted any Hazardous Material for transport to disposal or treatment facilities or other sites selected by the Company from which facilities or sites there has been a release or there is a release of a Hazardous Material known to the
Company. Any facility identified in Section 3.14(d) was duly licensed in accordance with applicable Law and to the Company's Knowledge has not been listed in connection with the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA) by the United States Environmental Protection Agency's Comprehensive Environmental Response, Compensation, and Liability Information System (CERCLIS) or National Priorities List (NPL) or any equivalent or like listing of sites under state or local Law (whether for potential releases of substances listed in CERCLA or other substances).

          (e) Neither the Company nor any of the Company Subsidiaries have ever installed, used, buried or removed any surface impoundment or underground tank or vessel on real properties owned, leased, occupied or operated by the Company or any of the Company Subsidiaries in violation of Environmental Law.

          (f) Except as set forth in Section 3.14(f) of the Company Disclosure Schedule, there has been no litigation, administrative proceedings or investigations or any other actions, or any written claims, demands or notices of potential responsibility brought or, to the Knowledge of the Company, threatened against the Company or any of the Company Subsidiaries or any settlement reached by it with any Person or Persons alleging the presence, disposal, release or threatened release of any Hazardous Material in violation of Environmental Law on, from or under any real property owned, leased, occupied or operated by the Company or Company Subsidiaries.

     3.15. Collective Bargaining Arrangements. Neither the Company nor any of the Company Subsidiaries is a party to or bound by any employee collective bargaining agreement, nor is the Company or any of the Company Subsidiaries a party to or, to the Knowledge of the Company, threatened with, any dispute or controversy with a union or with respect to unionization or collective bargaining involving the employees of the Company or any of the Company Subsidiaries.

     3.16. Interests in Real Property. Section 3.16 of the Company Disclosure Schedule sets forth a complete and correct list and brief description of all real property leased by the Company and each of the Company Subsidiaries on the date of this Agreement. Neither the Company nor any of the Company Subsidiaries owns any real property. All real property leases to which the Company or any of the Company Subsidiaries is a party are valid and in full force and effect and, to the Company's Knowledge, are valid and binding on the other parties thereto in accordance with their respective terms, assuming enforceability as to the parties other than the Company and the Company Subsidiaries that are parties thereto, and neither the Company nor any of such Company Subsidiaries, as applicable, is in Default of any material provision thereof. All improvements and fixtures made by or at the direction of the Company or any of the Company Subsidiaries on real properties leased by the Company or each of the Company Subsidiaries conform in all material respects to all applicable health, fire, safety, environmental, zoning and building Laws and ordinances; and all materials, buildings, structures (or the space used by the Company or any of the Company Subsidiaries in such buildings or structures) and fixtures used by the Company and each of the Company Subsidiaries in the conduct of their business are in good operating condition and repair, ordinary wear and tear excepted.

     3.17. Personal Property. Other than as set forth in Section 3.17 of the Company Disclosure Schedule, the Company and each of the Company Subsidiaries have good and marketable title, free and clear of all title defects, security interests, pledges, options, claims, liens, encumbrances and restrictions of any nature whatsoever to all material items of machinery or equipment, reflected on the Company Balance Sheet as owned by the Company, except for Permitted Liens. All the machinery and equipment used in the business by the Company or any of the Company Subsidiaries is in good operating condition and repair, normal wear and tear excepted.

     3.18. Employees, Directors and Officers. The Company has previously provided Parent with a complete and correct list of all of the present directors, officers and other employees of the Company and each of the Company Subsidiaries, and the direct compensation (including wages, salaries and actual or currently anticipated bonuses) paid to such Persons in the Company's fiscal year ending June 30, 2003. Except as set forth in Section 3.18 of the Company Disclosure Schedule or in the financial statements of the Company, no unpaid salary, other than for the immediately preceding pay period and other than pursuant to the existing deferred compensation plans of the Company is now payable to any of such officers, directors or employees.

     3.19. Intellectual Property.

          (a) The Company and each of the Company Subsidiaries own, or possess legally enforceable rights to use, all Intellectual Property that is material to the operation of the business of the Company and each of the Company Subsidiaries as currently conducted (collectively, "Material Intellectual Property"). All Material Intellectual Property is either owned by the Company or one of the Company Subsidiaries (as the case may be) free and clear of all Liens except Permitted Liens or is used pursuant to a license agreement. Each such license agreement is valid and enforceable and in full force and effect, neither the Company nor any of the Company Subsidiaries are in material Default thereunder, and to the Knowledge of the Company, no corresponding licensor is in material Default thereunder. To the Knowledge of the Company, none of the Material Intellectual Property owned or licensed by the Company or the Company Subsidiaries infringes or otherwise conflicts with any Intellectual Property or other right of any Person. There is no pending or, to the Company's Knowledge, threatened litigation, adversarial proceeding, administrative action, or other written challenge or claim, relating to any Material Intellectual Property owned or licensed by the Company or the Company Subsidiaries. There is no outstanding Order relating to any Material Intellectual Property owned or licensed by the Company or the Company Subsidiaries. To the Knowledge of the Company, there is currently no infringement by any Person of any Material Intellectual Property owned or licensed by the Company or the Company Subsidiaries.

          (b) The Company and each of the Company Subsidiaries have taken reasonable steps to protect, maintain and safeguard the Company's Material Intellectual Property, including any Material Intellectual Property owned by the Company for which improper or unauthorized disclosure would materially impair its value or validity, and have executed and required such nondisclosure agreements as are reasonably necessary to protect the confidentiality of such Material Intellectual Property and made filings and registrations in connection with the foregoing reasonably required to safeguard the Material Intellectual Property owned by the Company.

          (c) To the Knowledge of the Company, no employee of the Company or the Company Subsidiaries is in violation of any term of any employment contract, nondisclosure agreement or any other contract or agreement relating to the relationship of any such employee with the Company or the Company Subsidiaries.

          (d) Section 3.19(d) of the Company Disclosure Schedule sets forth a true and complete list of all Third Party Technology licensed by the Company or Company Subsidiaries that constitutes Material Intellectual Property of the Company.

          (e) Section 3.19(e) of the Company Disclosure Schedule sets forth a list of all issued and pending patents, all registered copyrights and all applications therefor, and all trademarks, trade names, and service marks whether or not registered, that are currently used in the business conducted by the Company.

     3.20. Contracts. Except as set forth in Section 3.20 of the Company Disclosure Schedule:

          (a) Neither the Company nor any of the Company Subsidiaries is a party to any:

               (i) employment, change in control or severance Contract with any employee, officer or director of the Company;

               (ii) Contract relating to the borrowing of money in excess of $100,000 by the Company or by any of the Company Subsidiaries, or the guaranty of any obligation in excess of such amount for the borrowing of money by the Company or any of the Company Subsidiaries;

               (iii) Contract that involves the payment or receipt by the Company or any of the Company Subsidiaries of more than $100,000 over the remaining term of the Contract, other than Contracts that are for the purchase or sale of goods or services by the Company in the ordinary course of its business;

               (iv) Contracts that are otherwise material to the business of the Company and its Subsidiaries (considered as a whole) and are not for the purchase or sale of goods or services in the ordinary course of business; or

               (v) distributorship or other agreements relating to the marketing, distributing or sublicensing of products, other than agreements pursuant to which less than $100,000 of the Company's products were sold during the fiscal year ending June 30, 2003 and agreements pursuant to which the Company reasonably expects that less than $100,000 of the Company's products will be sold during the fiscal year ending June 30, 2004.

          (b) The Company is not in Default of any of the Contracts identified in Section 3.20(a) of the Company Disclosure Schedule and to the Knowledge of the Company all of the other parties to such Contracts are in compliance with all material provisions thereof, except for any Default that would not have a Material Adverse Effect on the Company. The Company has caused to be delivered to Parent complete and correct copies of all the Contracts listed in the Company SEC Documents that are still in full force and effect as of the date hereof and
Section 3.20(a) of the Company Disclosure Schedule.

     3.21. Affiliate Transactions. Except as set forth in the Company SEC Documents or in Section 3.21 of the Company Disclosure Schedule, there are no material Contracts or other material transactions between the Company or any Company Subsidiaries, on the one hand, and any Person that is an Affiliate of the Company or any of the Company Subsidiaries, on the other hand. There is no outstanding indebtedness between the Company or any Company Subsidiaries and any Person that is an Affiliate of the Company or any of the Company Subsidiaries, except for business expenses or advances made in the ordinary course of business which have not yet been reimbursed.

     3.22. Insurance. The Company has in full force and effect all insurance and indemnity policies that are customary in coverage and amount for a company of its size and business. Section 3.22 of the Company Disclosure Schedule contains a list of all contracts of insurance and indemnity of or relating to the Company and each of the Company Subsidiaries (except insurance related to employee benefits) in force at the date of this Agreement (including name of insurer or indemnitor, agent, annual premium, coverage and expiration date). All premiums and other payments due with respect to all contracts of insurance or indemnity in force at the date hereof have been or will be paid prior to delinquency, and the Company knows of no circumstance (other than the consummation of the transactions contemplated by this Agreement), which has caused, or might cause, any such contract to be canceled or terminated.

     3.23. Powers of Attorney and Suretyships. Neither the Company nor any of the Company Subsidiaries has any powers of attorney outstanding (other than a power of attorney issued in the ordinary course of business with respect to tax matters or to customs agents and customs brokers), and, except for obligations as an endorser of negotiable instruments incurred in the ordinary course of business, neither the Company nor any of the Company Subsidiaries has any obligations or liabilities (absolute or contingent) that are material to the Company and its Subsidiaries, considered as a whole, as guarantor, surety, co-signer, endorser, co-maker, indemnitor or otherwise respecting the obligation of any other Person except a Company Subsidiary.

     3.24. Proxy Statement. The information supplied or to be supplied by the Company for inclusion or incorporation by reference in the proxy statement to be sent to the Company's shareholders in connection with the meeting of the Company's Shareholders to consider the Merger (the "Company Shareholders Meeting") (such proxy statement as amended or supplemented is referred to herein as the "Proxy Statement"), at the date mailed to the Company Shareholders, at the date of the Company Shareholders Meeting and at the Effective Time, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading. If at any time prior to the Effective Time, the Company discovers any event or information that is necessary to be set forth in a supplement to the Proxy Statement in order for the Proxy Statement to comply, in all material respects, with the requirements of the 1934 Act, the Company shall promptly inform Parent. Notwithstanding the foregoing, the Company makes no representation, warranty or covenant with respect to any information supplied by Parent or Merger Sub which is contained in any of the foregoing documents.

     3.25. Fairness Opinion. The Company has received the opinion of Houlihan Lokey Howard & Zukin dated the date of the meeting of the Board of Directors of the Company at which the transactions contemplated by this Agreement were approved, to the effect that, as of such date, the Shareholder Consideration is fair, from a financial point of view, to the holders of Company Stock.

     3.26. Customers. Section 3.26 of the Company Disclosure Schedule lists (i) the top 10 customers by billings for the Company and the Company Subsidiaries, considered as a whole (collectively, the "Customers"), during the fiscal year ended June 30, 2003. The Company has not received any oral or written notice from any of the Customers stating that such Customer intends to terminate its business relationship with the Company or any of the Company Subsidiaries, or materially reduce the volume of business it does with the Company or any of the Company Subsidiaries.

                                   ARTICLE 4

            REPRESENTATIONS AND WARRANTIES OF PARENT AND MERGER SUB

     Parent and Merger Sub, jointly and severally, represent and warrant to the Company that, except as set forth in Parent Disclosure Schedule:

     4.1. Corporate Existence and Power. Each of Parent and Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the state of its incorporation. Each of Parent and Merger Sub has all requisite corporate power and authority to carry on its business as now conducted, except where the failure to have such power and authority would not have a Material Adverse Effect on Parent or Merger Sub. Parent is duly qualified to do business and is in good standing in each jurisdiction where such qualification is necessary, except for those jurisdictions where the failure to be so qualified would not, individually or in the aggregate, have a Material Adverse Effect on Parent.

     4.2. Corporate Authorization.

          (a) The execution, delivery and performance by each of Parent and Merger Sub of this Agreement and the Transaction Documents to which Parent or Merger Sub is or will be a party and the consummation of the transactions contemplated hereby and thereby are within the corporate power and authority of each of Parent and Merger Sub, and have been duly authorized by all necessary action of Parent and Merger Sub under its respective charter documents or under the laws applicable to it.

          (b) The (i) directors of each of Parent and Merger Sub, at meetings duly called and held, have each determined that this Agreement and such Transaction Documents, and the transactions contemplated hereby and thereby (including the Merger), are in the best interests of their respective shareholders, and (ii) directors and the shareholders of each of Parent and Merger Sub, at meetings duly called and held, have approved and adopted this Agreement and such Transaction Documents, and the transactions contemplated hereby and thereby (including the Merger), and the aforementioned approvals satisfy in full any applicable requirements of the CGCL and the OGCA, as applicable.

          (c) This Agreement has been duly executed and delivered by Parent and Merger Sub. Assuming the due authorization, execution and delivery of this Agreement by the Company, this Agreement constitutes, and any other Transaction Document that Parent or Merger Sub is obligated to execute and deliver pursuant hereto will constitute, legal, valid and binding obligations of Parent and
Merger Sub, enforceable against Parent and Merger Sub, as applicable, in accordance with their respective terms, except to the extent that its enforceability may be limited by applicable bankruptcy, insolvency, reorganization, moratorium or other Laws affecting the enforcement of creditors rights generally or by general equitable principles (whether the issue of enforceability is being decided by a court of law or in equity).

     4.3. Proxy Statement; Information Supplied. The information supplied or to be supplied by Parent or Merger Sub for inclusion or incorporation by reference in the Proxy Statement (as defined in Section 3.24 above), at the date mailed to the Company Shareholders, at the date of the Company Shareholders' Meeting and at the Effective Time, will not contain any untrue statement of a material fact or omit to state any material fact required to be stated therein or necessary in order to make the statements therein in light of the circumstances under which they were made not misleading. If at any time prior to the Effective Time, Parent or Merger Sub discovers any event or information that is necessary to be set forth in a supplement to the Proxy Statement in order for the Proxy Statement to comply, in all material respects, with the requirements of the 1934 Act, Parent or Merger Sub shall promptly inform the Company. Notwithstanding the foregoing, neither Parent nor Merger Sub make any representation, warranty or covenant with respect to any information supplied by the Company which is contained in any of the foregoing documents.

     4.4. Governmental Authorization. The execution, delivery and performance by Parent and Merger Sub of this Agreement and the consummation by Parent and Merger Sub of the transactions contemplated hereby require no action by or in respect of, or filing with, any Governmental Entity, other than (a) compliance with the 1934 Act, (b) the filing of the California Agreement of Merger with the Secretary of State of the State of California as required by the CGCL, and (c) any other filings, approvals, or authorizations which, if not obtained or made would not materially impair or interfere with the ability of Parent or Merger Sub to consummate the Merger.

     4.5. Non-Contravention. Neither the execution, delivery and performance of this Agreement by Parent or Merger Sub nor the consummation by Parent or Merger Sub of the transactions contemplated hereby will (a) conflict with or result in any breach of any provision of the respective Articles of Incorporation or Bylaws (or similar governing documents) of Parent or Merger Sub, as applicable,
(b) require the consent or approval of any Person or result in a violation or breach of, or constitute (with or without due notice or lapse of time or both) a Default under, any of the terms, conditions or provisions of any note, bond, mortgage, indenture, lease, license, contract, agreement or other instrument or obligation to which Parent or Merger Sub is a party or by which any of them or any of their respective properties or assets may be bound or (c) violate any order, writ, injunction, decree or Law applicable to Parent or Merger Sub or any of Parent's subsidiaries or any of their respective properties or assets, except in the case of (b) or (c) for violations, breaches or Defaults which would not materially impair the ability of Parent or Merger Sub to consummate the Merger.

     4.6. Litigation. There is no action, suit, investigation or proceeding pending against, or to the Knowledge of Parent, threatened against or affecting, Parent or Merger Sub or, to the Knowledge of Parent, any of their respective officers, managers or directors (as applicable), in their capacities as such, before any court or arbitrator or any governmental body, agency or official which could reasonably be expected to impair the ability of Parent or Merger Sub to consummate the Merger and the other transactions contemplated hereby.

     4.7. No Prior Activities. Except for obligations incurred in connection with its incorporation or the negotiation and consummation of this Agreement and the transactions contemplated hereby, Merger Sub has neither incurred any obligation or liability or engaged in any business or activity of any type or kind whatsoever or entered into any agreement or arrangement with any person or entity.

     4.8. Financing. Parent has the financial resources, or has obtained unconditional financing commitments in amounts, sufficient to consummate the Merger in accordance with the terms of this Agreement and Parent has delivered to Company written documents or other evidence satisfactory to the Company, all of which are accurate and complete, verifying the foregoing and such financing commitments, if any, are binding and enforceable obligations of the parties that have made such commitments. Such financial resources or financing shall be available to fund the Merger Consideration on the Closing Date.

     4.9. Banking and Finders' Fees. There is and will be no investment banker, broker, finder or other intermediary retained by or authorized to act on behalf of Parent or any of the Parent Subsidiaries who might be entitled to any fee or commission from Parent or any of the Parent Subsidiaries upon or in respect of the consummation of the transactions contemplated by this Agreement.

                                   ARTICLE 5

                            COVENANTS OF THE COMPANY

     5.1. Conduct of the Company Business. Prior to the earlier of the Closing Date or termination of this Agreement, except with the prior written consent of Parent or as expressly contemplated by this Agreement or described in Section
5.1 of the Company Disclosure Schedule, the Company shall, and shall cause the Company Subsidiaries to:

          (a) conduct its business in substantially the same manner as presently being conducted and refrain from entering into any transaction or Contract other than in the ordinary course of business and consistent with past practices; and not make any material change in its methods of management, marketing, accounting, or operations;

          (b) obtain approval from Parent prior to undertaking any material new business opportunity outside the ordinary course of business;

          (c) confer at the reasonable request of Parent with one or more designated representatives of Parent to report material operational matters and to report the general status of ongoing business operations;

          (d) notify Parent of any governmental complaints, investigations or hearings (or communications received by the Company indicating that the same may be contemplated), adjudicatory proceedings or submissions involving any material property or other material Assets;

          (e) not (i) grant to any current or former director, officer or employee of the Company or the Company Subsidiaries any increase in compensation or benefits, except for raises in the ordinary course of business consistent with past practice or as required under any written employment agreement, (ii) grant to any director, officer, or employee any increase in severance or termination pay, including the vesting of shares of the Company Stock (or other property), or (iii) enter into any employment, deferred compensation, severance or termination agreement or arrangement with or for the benefit of any such current or former director, officer or employee;

          (f) except as incurred under existing lines of credit in the ordinary course of business and consistent with past practices, not (i) create or incur any indebtedness, or (ii) release or create any material Liens of any nature whatsoever except for Permitted Liens or in the ordinary course consistent with past practice;

          (g) except in the ordinary course of business, or even if in the ordinary course of business, then not in an amount to exceed $100,000 individually or $250,000 in the aggregate, not make or commit to make any capital expenditure, or enter into any lease of capital equipment as lessee or lessor;

          (h) not amend the Articles of Incorporation, Bylaws or other governing instruments of the Company, except as contemplated by this Agreement;

          (i) not make any changes in its accounting methods or practices or revalue its Assets, except for (i) those changes required by GAAP or the SEC, and (ii) changes in its tax accounting methods or practices that may be necessitated by changes in applicable Tax Laws;

          (j) not issue, sell, pledge, encumber, authorize the issuance of, enter into any Contract to issue, sell, pledge, encumber, or authorize the issuance of, or otherwise permit to become outstanding, any additional shares of the Company Stock, or any stock appreciation rights, or any option, warrant, conversion, or other right to acquire any such stock, or any security convertible into any such stock, or pay or declare or agree to pay or declare any dividend or other distribution with respect to any of the Company Stock, except for shares to be issued pursuant to the Company Options outstanding as of the date of this Agreement under the Option Plans and except as may be permitted by Section 5.4 hereof;

          (k) not sell or otherwise dispose of any material Asset or make any material commitment relating to its Assets other than in the ordinary course of business or as permitted by Section 5.4 hereof, or enter into or terminate any lease of real property other than in the ordinary course of business;

          (l) not  purchase  or redeem,  or agree to  purchase  or  redeem,  any security of the Company (including any share of Company Stock) except repurchases of shares of Company Stock in connection with the termination of services of any employee or consultant pursuant to Company Options, or as permitted by Section 5.4 hereof;

          (m) not acquire or agree to acquire by merging or consolidating with, or by purchasing any Person, interest in, portion of or the capital or the Assets of, or by any other manner, any business of any Person or division thereof, or otherwise acquire or agree to acquire any Assets which are material, individually or in the aggregate, to the business of the Company or the Company Subsidiaries or enter into any joint ventures, strategic partnerships or alliances, except as otherwise permitted by Section 5.4 below;

          (n) not materially modify or amend, or terminate any material Contract to which the Company or any of the Company Subsidiaries is a party or waive, release, or assign any material rights or claims thereunder, in any such case in a manner materially adverse to the Company; or

          (o) authorize any, or commit or agree to take any of, the foregoing actions, except as permitted by Section 5.4 hereof.

     5.2. Shareholder Approval. Subject to Section 5.4 below (i) the Company will call the Company Shareholders Meeting to be held as promptly as practicable in accordance with applicable Law and its Articles of Incorporation and Bylaws to submit this Agreement, the Merger and related matters for the consideration and approval of the Company Shareholders, and (ii) such approval will be recommended by the Company's Board of Directors. Such meeting will be called, held and conducted, and any proxies will be solicited, in compliance with applicable securities Laws.

     5.3. Satisfaction of Conditions Precedent. During the term of this Agreement, but subject to Section 5.4 below, the Company will use its commercially reasonable best efforts to satisfy or cause to be satisfied the conditions precedent that are set forth in Subsections 8.1(a) and (b) and in Subsections 8.2(a), (b) and (c) below.

     5.4. No Other Negotiations.

          (a) As of the date of this Agreement, the Company has not entered into any agreement or understanding, and it has ceased, and has instructed its officers and directors and its Subsidiaries and their officers and directors and the Company's financial and other professional advisors to cease, discussions and any negotiations with any Third Party (as hereinafter defined) with respect to any Third Party Acquisition Proposal (as hereinafter defined). The Company further covenants and agrees that, from and after the date of this Agreement until the earlier of the Effective Time or the termination of this Agreement in accordance with its terms, neither the Company nor any Subsidiary shall, nor shall the Company authorize or permit any of its or its Subsidiaries' respective officers, directors, agents or representatives ("Company Representatives") to, directly or indirectly, encourage, solicit, participate in or initiate discussions or negotiations with or provide any information to or enter into any agreement with any Third Party (other than Parent and Merger Sub or any designees  of Parent or  Merger  Sub)  concerning  any Third  Party  Acquisition
Proposal; provided, however, notwithstanding the foregoing covenants and restrictions or any other similar restrictions that may be contained elsewhere in this Agreement, if (i) the Company or its Board of Directors, or any Committee thereof receives directly, or indirectly through any of the Company Representatives a written Third Party Acquisition Proposal (which may be conditional, excluding a financing condition), and (ii) the Company's Board of Directors concludes in good faith that such Third Party Acquisition Proposal is, or is reasonably likely to lead to, a Superior Proposal (as hereinafter defined), and (iii) the Third Party has entered into a confidentiality agreement with the Company that is substantially similar in effect to the Confidentiality Letter Agreement dated as of July 17, 2003 between the Company and Parent (the "Confidentiality Letter"), the Company and the Company Representatives may, without thereby breaching or violating this Agreement, (y) furnish to such Third Party or its representatives information with respect to the Company of the same type and scope that the Company provided to Parent prior to the date hereof and any additional information that such Third Party requests, but only if the Company is permitted, and does in fact, offer to furnish and, if requested to do so by Parent, promptly thereafter furnishes, such additional information to Parent or any of its Representatives (as defined in the Confidentiality Letter), and (z) also engage in discussions and negotiations with the Third Party regarding the terms of a possible Third Party Acquisition Proposal between the Company and such Third Party or any affiliate thereof.

          (b) The Company shall (i) promptly, and in any event within two business (2) days after the Company receives a Third Party Acquisition Proposal,
(i) notify Parent in the event the Company receives any Third Party Acquisition Proposal, including the material terms and conditions thereof and the identity of the Third Party submitting such proposal, and any request for confidential information made in connection with a Third Party Acquisition Proposal, (ii) provide a copy of any written agreements the Company receives from any such person or group (or its representatives), and (iii) advise Parent of any material modifications thereto.

          (c) Notwithstanding anything to the contrary that may be contained in Subsection 5.4(a) or elsewhere in this Agreement, the Company's Board of Directors, or any committee of independent directors established by it for this purpose, may by majority vote approve and recommend a Superior Proposal, and following such approval and recommendation the Company or its Board of Directors may take any or all of the following additional actions: (i) enter into an agreement which provides for it to consummate the transactions contemplated in that Superior Proposal, (ii) withdraw or modify in a manner adverse to Parent, its recommendation of this Agreement and the Merger, and (iii) terminate this Agreement pursuant to Subsection 9.1(g), but none of the foregoing actions, including the approval and recommendation of a Superior Proposal by the Company's Board of Directors (collectively, the "Superior Proposal Actions"), may be taken unless and until (y) the Company or its Board of Directors has provided written notice to Parent (a "Notice of Superior Proposal") advising Parent that the Company's Board of Directors has received a Superior Proposal, specifying the material terms and conditions of such Superior Proposal and identifying the person making such Superior Proposal and the intent to take any of the foregoing Superior Proposal Actions, and (z) Parent does not, within five
(5) days of Parent's receipt of the Notice of Superior Proposal, make a firm written offer that is no more conditional than the Superior Proposal and that the Company's Board of Directors, or a committee of the Company's independent directors, as the case may be, by a majority vote, determines in its good faith judgment (after consultation with the Company's financial advisor or another financial advisor of nationally recognized reputation) to be at least as favorable to the Company's shareholders, from a financial point of view, as such Superior Proposal, and the taking by the Company or its Board of Directors of any or all of the foregoing Superior Proposal Actions set forth above in this Paragraph 5.4(c) shall not constitute a breach or violation of this Agreement by the Company, provided, however, that if the Company or its Board of Directors takes any one or more of such Superior Proposal Actions, then, the Parent shall be entitled to terminate this Agreement pursuant to Subsection 9.1(g) below (if the Company has not already done so pursuant to Subsection 9.1(g)) and the Company shall become obligated in the event of the occurrence of any Superior Proposal Action and a resulting termination of this Agreement pursuant to Subsection 9.1(g) of this Agreement, as its sole liability to Parent, to pay the Breakup Fee to the Parent on the terms and conditions set forth in Section 9.4 below.

          (d) Notwithstanding anything to the contrary that may be contained elsewhere in this Section 5.4 or in any other provision of this Agreement, any disclosure that the Company or its Board of Directors may be compelled to make with respect to the receipt of a Third Party Acquisition Proposal or otherwise in order to comply with its fiduciary duties or with any of the applicable provisions of or rules or regulations promulgated under the 1934 Act will not constitute a breach or violation of this Agreement.

          (e) For the purposes of this Agreement (i) the term "Third Party Acquisition Proposal" means, other than in connection with the Merger or as otherwise specifically contemplated by this Agreement, any proposal relating to
(A) any merger, consolidation, share exchange, business combination, recapitalization or other similar transaction or series of related transactions involving the Company, or one or more Company Subsidiaries that, individually or in the aggregate, own more than 25% of the consolidated assets of the Company and its Subsidiaries or account for more than 25% of the consolidated revenues of the Company and its Subsidiaries ("Material Subsidiaries"), if Persons who were shareholders of the Company immediately preceding such transaction would hold, directly or indirectly, immediately following the consummation of such transaction, voting securities that represent in the aggregate less than a majority of the voting power in the surviving or resulting entity of such transaction or, if that surviving or resulting entity has a parent, in such parent; (B) any sale, lease, exchange, transfer or other disposition (including by way of merger, consolidation or exchange), in a single transaction or a series of related transactions, of all or substantially all of the assets of the Company or of any Material Subsidiaries; (C) any purchase, tender offer, exchange offer or similar transactions or series of related transactions pursuant to which a Third Party acquires or would acquire directly or indirectly beneficial ownership of twenty-five percent (25%) or more of the Company Stock; or (D) any other substantially similar transaction or series of related transactions that reasonably could be expected to result in the acquisition of a controlling interest in the Company; (ii) the term "Third Party" means a Person other than Parent, Merger Sub or any Affiliate thereof; and (iii) a Third Party Proposal shall constitute a "Superior Proposal" if, after consultation with its financial advisor or financial advisors, the Company's Board of Directors, concludes that such Proposal is bona fide and, if consummated, would be more favorable, from a financial point of view, to the Company's shareholders than the Merger and that the Third Party making such Superior Proposal is financially capable of consummating it.

     5.5. Access. The Company shall afford to Parent and to the officers, employees, accountants, counsel, financial advisors and other representatives of Parent reasonable access during normal business hours during the period commencing on the date hereof and ending on the earlier of (i) the Effective Time or (ii) the termination of this Agreement, to all of the properties, books, contracts, commitments, personnel and records of the Company and the Company's Subsidiaries and, during such period, the Company shall furnish promptly to Parent, (a) a copy of each report, schedule, registration statement and other documents filed by the Company or any of its Subsidiaries during such period pursuant to the requirements of federal or state securities Laws and (b) all other information concerning their respective businesses, properties and personnel as Parent or its representatives may reasonably request. Except to the extent otherwise required by Law, Parent and any other Person receiving information pursuant to this Section 5.5 will hold any confidential information obtained pursuant to this Section 5.5 in accordance with the Confidentiality
Letter, provided that if the Merger is consummated hereunder then the Confidentiality Agreement shall thereupon terminate.

     5.6. Notification of Certain Matters. The Company shall give prompt notice to Parent of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would cause any Company representation or warranty contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time and (ii) any failure of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this
Section 5.6 shall not limit or otherwise affect the remedies available hereunder to Parent.

     5.7. Delisting. The Company shall take, or cause to be taken, all actions necessary to delist all of the Company's Stock from The Nasdaq SmallCap Market and to terminate registration under the 1934 Act; provided that such delisting and termination shall not be effective until after the Effective Time.

     5.8. Resignations. The Company shall use its best efforts to obtain and deliver to Parent at or prior to the Closing Date duly signed resignations, effective at the Effective Time, of all directors and officers of the Company designated in writing by Parent prior to the Closing Date.

     5.9. Directors' Qualifying Shares. The Company shall take, or cause to be taken, all actions necessary to cause the directors' qualifying shares of the foreign Company Subsidiaries, if any, to be transferred prior to the Effective Time to such person or persons designated in writing by Parent.

                                   ARTICLE 6

                              COVENANTS OF PARENT

     6.1. Obligations of Merger Sub. Parent shall take all action necessary to cause Merger Sub to perform its obligations under this Agreement and to consummate the Merger on the terms and subject to the conditions set forth in this Agreement.

     6.2. Employees and Employee Benefits.

          (a) Parent and its Affiliates shall provide the Company Employees (as defined below) with (a) retirement and savings benefits, (b) health and medical benefits, (c) severance benefits, and (d) other employee benefits that are, in the case of each such category of benefits, no less favorable in the aggregate than the comparable benefits provided to Company Employees by the Company immediately before the Effective Time. Pending such action, Parent shall maintain the effectiveness of the Company's and the Company Subsidiaries' Benefit Plans. From and after the Effective Time, Parent and the Surviving Corporation shall continue in full force and effect all severance and employment agreements in effect immediately prior to the date hereof.

          (b) From and after the Effective Time, Parent shall treat all service by the Company Employees with the Company and its Affiliates and their respective predecessors prior to the Effective Time for all purposes as service with Parent (except to the extent such treatment would result in duplicative accrual on or after the Closing Date of benefits for the same period of service). With respect to any medical or dental Benefit Plan in which the Company Employees participate after the Effective Time, Parent shall (a) waive or cause to be waived any pre-existing condition exclusions and requirements (provided, however, that no such waiver shall apply to pre-existing condition of any the Company Employee who was, as of the Effective Time, excluded from participation in a the Company Benefit Plan by virtue of such pre-existing condition) and (b) ensure that such Company Employees are credited for any medical or dental expenses that they incurred in the calendar year 2003 for purposes of calculating deductibles, co-payments, aggregate benefit limitations or similar amounts.

          (c) Nothing in this Section 6.2 shall be construed to impose upon Parent and its Affiliates any obligation to continue the employment of any Company Employee following the Effective Time, provided that nothing herein shall impair the obligations of the Surviving Corporation under any employment or severance or other agreement that may exist on the date hereof between the Company and any Company Employee or Company directors. For purposes of this
Section 6.2, the "Company Employees" shall mean Persons who are, as of the Effective Time, employees of the Company or any Company Subsidiaries.

     6.3. Indemnification.

          (a) The  Articles  of  Incorporation  of Merger Sub and the  Surviving
Corporation   shall   contain  the   following   provisions   with   respect  to
indemnification:

               "This Corporation is authorized to indemnify the directors and officers of this Corporation to the fullest extent permissible under California law and in excess of that otherwise permitted under Section 317 of the California Corporations Code."

The foregoing provisions shall not be amended, repealed or otherwise modified for a period of six (6) years from the Effective Time in any manner that would adversely affect the rights thereunder of individuals who were directors, officers, employees or agents of the Company at or prior to the Effective Time, unless such modification is required by Law.

          (b)   Concurrently   herewith,   the  Parent   shall   enter  into  an
Indemnification Agreement in the form of Exhibit C hereto with each person who was a director or executive officer of the Company on the date hereof.

          (c) In addition to Parent's obligations under the above referenced Indemnification Agreements, after the Effective Time and for a period of six (6) years after the date hereof, Parent and, to the fullest extent permitted by law, the Surviving Corporation, shall indemnify and hold harmless, each present and former director and officer of the Company or of any Company Subsidiary and each such Person that served at the request of the Company as a director, officer, employee or agent of another corporation, partnership, joint venture, trust or other enterprise (collectively, the "Indemnified Parties") against any costs or expenses (including attorneys' fees), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, action, suit, proceeding or investigation, whether civil, criminal, administrative or investigative, arising out of or pertaining to any action or omission occurring prior to the Effective Time, or arising out of or pertaining to this Agreement and the transactions contemplated by this Agreement or the approval thereof. In the event of any such claim, action, suit, proceeding or investigation (whether arising before or after the Effective Time), (i) any counsel retained by the Indemnified Parties to defend them with respect to any such claim, action, suit, proceeding or investigation for any period after the Effective Time shall be reasonably satisfactory to the Surviving Corporation and Parent, (ii) the Parent shall pay, to the extent not paid by the Surviving Corporation, the reasonable fees and expenses of such counsel, promptly after invoices therefor are received and (iii) the Surviving Corporation and Parent will cooperate in the defense of any such matter; provided, however, that neither the Surviving Corporation nor Parent shall be liable for any settlement unless consented to in writing by either Surviving Corporation or Parent, as applicable (which consent shall not be unreasonably withheld or delayed by the Surviving Corporation or Parent, as applicable); and provided further, that, in the event that any claim or claims for indemnification are asserted or made within such six-year period, all rights to indemnification in respect of any such claim or claims shall continue until the disposition of any and all such claims. The Indemnified Parties as a group may retain only one law firm to represent them with respect to any single action in any jurisdiction unless there is, under applicable standards of professional conduct, a conflict that precludes a single law firm from representing the Indemnified Parties as a group.

          (d) For a period of six (6) years after the Effective Time, Parent shall, or shall cause the Surviving Corporation to, maintain in effect, not less than the amount of directors and officers liability insurance covering those Persons under the Company's directors and officers liability insurance policy on the date hereof, provided, that if the annual premium payable for such insurance coverage provided to such directors and officers, at any time during such six
(6) year period, exceeds three hundred percent (300%) of the annual premium currently paid by the Company for such coverage, the Parent shall cause the Surviving Corporation to obtain the greatest amount of such insurance coverage that is obtainable for an annual premium that is equal to three hundred percent (300%) of the annual premium currently being paid by the Company for such coverage.

          (e) Notwithstanding any limitations contained in Section 6.3(c) above, after the Effective Time, the Surviving Corporation and Parent will fulfill and honor in all respects the obligations of the Company pursuant to indemnification agreements with the Company's officers, directors and key employees in existence at the Effective Time. Such indemnification agreements have been made available to Parent.

          (f) This Section 6.3 is intended to be for the benefit of, and shall be enforceable by, the Indemnified Parties and their heirs and personal representatives and shall be jointly and severally binding on Parent and the Surviving Corporation and their respective successors and assigns and shall survive the Closing of the Merger. In the event Parent or the Surviving Corporation or any of their respective successors or assigns (i) consolidates with or merges into any other Person and shall not be the continuing or surviving corporation or entity in such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, then, and in each case, proper provision shall be made so that the successors and assigns of Parent or the Surviving Corporation, as the case may be, honor and fulfill the indemnification obligations set forth in this Section 6.3.

     6.4. Notification of Certain Matters. Parent shall give prompt notice to the Board of Directors of the Company of (i) the occurrence or non-occurrence of any event, the occurrence or non-occurrence of which would cause any Parent or Merge Sub representation or warranty contained in this Agreement to be untrue or inaccurate at or prior to the Effective Time or which could be reasonably likely to materially impair Parent's or Merger Sub's ability to consummate the Merger and (ii) any failure of Parent to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder; provided, however, that the delivery of any notice pursuant to this Section 6.4 shall not limit or otherwise affect the remedies available hereunder to the Company.

     6.5. Satisfaction of Conditions Precedent. During the term of this Agreement, Parent will use its commercially reasonable best efforts to satisfy or cause to be satisfied the conditions precedent that are set forth in Subsections 8.1(a) and (b) and in Subsections 8.3(a), (b) and (c) below.

                                   ARTICLE 7

                      COVENANTS OF PARENT AND THE COMPANY

     7.1. Consents; Approvals. Prior to Closing, each of the Company, Parent and Merger Sub shall use their respective commercially reasonable best efforts to obtain all consents, waivers, approvals, authorizations or orders necessary (including, without limitation, all governmental and regulatory rulings and approvals) such that the transactions contemplated herein will not constitute a Default (or an event which with notice or lapse of time or both would become a Default) under any material Contract, agreement, lease, license, permit, franchise, or other instrument or obligation to which it or any of its Subsidiaries is a party. The Company, Parent and Merger Sub shall use their respective commercially reasonable best efforts to make all filings (including, without limitation, all filings with the Governmental Entities) required in connection with the authorization, execution and delivery of this Agreement by the Company and Parent and the consummation by them of the transactions contemplated hereby.

     7.2. Notices of Certain Events. The Company and Parent shall promptly notify the other party of:

          (a) any notice or other communication from any Person alleging that the consent of such Person is or may be required in connection with the transactions contemplated by this Agreement;

          (b) any notice or other communication from any Governmental Entity in connection with the transactions contemplated by this Agreement; and

          (c) any actions, suits, claims, investigations or proceedings commenced or, to its Knowledge, threatened against, relating to or involving or otherwise affecting such party or any of its officers, managers, directors or members that, if pending on the date of this Agreement, would have been required to be disclosed pursuant to Articles 3 or 4 or that relate to the consummation of the transactions contemplated by this Agreement.

     7.3. Further Action. Upon the terms and subject to the conditions hereof, each of the parties hereto shall use its commercially reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, all other things necessary, proper or advisable to consummate and make effective as promptly as practicable the transactions contemplated by this Agreement, to obtain in a timely manner all necessary waivers, consents and approvals and to effect all necessary registrations and filings, and otherwise to satisfy or cause to be satisfied all conditions precedent to its obligations under this Agreement.

     7.4. Public Announcements. Parent and the Company shall consult with each other before issuing any press release or other public statement with respect to this Agreement or the transactions contemplated herein, and except as may be required by applicable Law or the requirements of Nasdaq, as advised by counsel, will not issue any such press release or make any such public statement with respect to this Agreement, the Merger or any of the other transactions contemplated by this Agreement without the prior written consent of the other party. The parties hereto agree that the initial press release to be issued with respect to the execution and delivery of this Agreement by the parties shall be in a form mutually agreed to by the parties hereto.

     7.5. Transfer Taxes. Parent and the Company shall cooperate in the preparation, execution and filing of all Returns, questionnaires, applications or other documents regarding any real property transfer or gains, sales, use, transfer, value added, stock transfer and stamp taxes, any transfer, recording, registration and other fees, and any similar taxes which become payable in connection with the transactions contemplated hereby that are required or permitted to be filed on or before the Effective Time. Parent, Merger Sub and the Company agree that the Company (prior to the Merger) and the Surviving Corporation (following the Merger) will pay any real property, transfer or gains tax, stamp tax, stock transfer tax, or other similar tax imposed on the Merger or the surrender of the Shares pursuant to the Merger (collectively, "Transfer Taxes"), excluding any Transfer Taxes as may result from the transfer of beneficial interests in the Shares other than as a result of the Merger, and any penalties or interest with respect to the Transfer Taxes. The Company agrees to cooperate with Parent in the filing of any Returns with respect to the Transfer Taxes.

     7.6. Preparation of Proxy Statement. No later than 21 days after the date hereof, Parent and the Company shall prepare, and as promptly as practical thereafter the Company shall file with the SEC, the preliminary form of the Proxy Statement. Parent and the Company shall use commercially reasonable best efforts to have such Proxy Statement approved by the SEC as promptly as practicable after filing and, subject to Section 5.4 hereof, the Company shall schedule the Company Shareholders Meeting as soon as practicable thereafter. The Proxy Statement will, when prepared pursuant to this Section 7.6 and mailed to the Company's shareholders, comply as to form and substance in all material respects with the applicable requirements of the 1934 Act. Each of Parent and the Company shall indemnify and hold harmless the other from any obligations, claims or liabilities arising from any statement supplied by such party for inclusion in the Proxy Statement which, at the time such statement was made, is false or misleading with respect to any material fact, or omits to state any material fact necessary in order to make the statement, in light of the circumstances under which it was made, not false or misleading. The Proxy Statement shall include, among other things, a description of the fairness opinion received by the Company and a declaration of the Company's Board of Directors of approval of the Merger, the advisability of the Merger and its recommendation that the Company's Shareholders approve the Merger, subject to the right of the Company's Board of Directors to withhold or revise recommendation of the Merger in accordance with Section 5.4 of this Agreement. The Proxy Statement shall be reviewed and approved by Parent and its counsel prior to the mailing of such Proxy Statement to the Company's shareholders, which approval shall not be unreasonably withheld or delayed. Notwithstanding anything to the contrary that may be contained elsewhere in this Agreement, the Company may cease it efforts to obtain approval of the Proxy Statement by the SEC or postpone or cancel the mailing of the Proxy Statement or the holding of the Company Shareholder Meeting, without thereby violating or breaching this Agreement, but subject to the provisions of Section 9.4 hereof (to the extent applicable) if (i) the Company has receive a Superior Proposal (as defined in
Section 5.4(b) above) or (ii) any event or circumstance has occurred that would entitle the Company to terminate this Agreement or change its recommendation with respect to approval of the Merger in a manner adverse to Parent, including the making by a third party of a Competing Proposal (as defined in Section 9.1(h) below).

     7.7. Section 16 Matters. Prior to the Effective Time, each of Parent and the Company shall take all such steps as may be required to cause any dispositions of Company Stock (including Company Options) resulting from the transactions contemplated by this Agreement by each individual who is subject to the reporting requirements of Section 16(a) of the 1934 Act with respect to the Company, to be exempt under the provisions of Rule 16(b)-3 promulgated under the 1934 Act (such steps to be taken in accordance with the No-Action letter dated July 12, 1999, issued by the SEC to Skadden, Arps, Slate, Meagher & Flom LLP).

                                   ARTICLE 8

                              CONDITIONS TO MERGER

     8.1. Conditions to Obligations of Each Party to Effect the Merger. The respective obligations of Parent, Merger Sub and the Company to consummate the transactions contemplated herein are subject to the satisfaction or waiver at or prior to the Effective Time of the following conditions:

          (a) No Injunctions. No temporary restraining order, preliminary or permanent injunction issued by any court of competent jurisdiction preventing the consummation of the transactions contemplated herein shall be in effect; provided, however, that each of the parties shall have used its best efforts to prevent the entry of such orders or injunctions and to appeal as promptly as possible any such orders or injunctions that may be entered.

          (b) Government Consents. There shall have been obtained on or before the Closing such material permits or authorizations, and there shall have been taken such other action, as may be required to consummate the Merger by any Governmental Entity having jurisdiction over the parties and the actions herein proposed to be taken, including but not limited to requirements under applicable federal and state securities Laws.

          (c) Company Shareholder Approval. This Agreement and the Merger shall have been approved and adopted by the requisite vote of the Company and the Company shareholders in accordance with the Company's Articles of Incorporation, Bylaws and the CGCL.

          (d) Dissenting Shares. Immediately following the holding of the Company Shareholders Meeting, the holders of no more than 50% of the Company Shares that are not Excluded Shares shall have the right to require the Company to purchase their shares of Company Stock pursuant to the dissenters rights provisions of Section 1301 of the CGCL.

     8.2. Additional Conditions to Obligations of Parent and Merger Sub. The obligations of Parent and the Merger Sub to consummate the transactions contemplated herein are also subject to the following conditions:

          (a) Company Representations and Warranties. Except as a result of changes contemplated by this Agreement or by the Company Disclosure Schedule:

               (i) each of the Company's representations and warranties contained in this Agreement that is qualified by "Material Adverse Effect on the Company" shall be true and correct on the Closing Date as if made again on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which event they shall have been true and correct as of such other date), and

               (ii) each of the Company's representations and warranties contained in this Agreement and not qualified by "Material Adverse Effect on the Company"(disregarding any qualifications as to materiality that may be contained therein) shall be true and correct as of the Closing Date as if made again on and as of the Closing Date (except to the extent that such representations and warranties speak as of another date, in which event they shall have been true and correct as of such other date), unless the failure to be true and correct does not and would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and at the Closing Parent shall have received a certificate to the foregoing effect signed by the President and the Chief Financial Officer of the Company.

          (b) Agreements and Covenants. The Company shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by it on or prior to the Effective Time, except where the failure to have so performed or complied therewith does not and would not, individually or in the aggregate, have a Material Adverse Effect on the Company, and Parent and Merger Sub shall have received a certificate to the foregoing effect signed by the President and the Chief Financial Officer of the Company.

          (c) Consents Obtained. All consents required under material Contracts set forth in Section 8.2(c) of the Company Disclosure Schedule shall have been obtained by the Company, except for such consents which if not obtained, would not be reasonably be expected to have a Material Adverse Effect on the Company.

          (d) Absence of Events Having A Material Adverse Effect on Company. Except as a result of changes contemplated by this Agreement or by the Company Disclosure Schedule, between the date of this Agreement and the Closing Date there shall have not occurred an event or events that, individually or in the aggregate, have a Material Adverse Effect on the Company.

     8.3. Additional Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated herein are also subject to the following conditions:

          (a) Parent Representations and Warranties. The representations and warranties of Parent and Merger Sub contained in this Agreement shall be true and correct in all respects on and as of the Closing Date, with the same force and effect as if made on and as of the Closing Date, except (i) for changes contemplated by this Agreement or by the Parent Disclosure Schedule, (ii) for those representations and warranties of the Parent or Merger Sub which address matters only as of a particular date (which shall have been true and correct as of such date, subject to the following clause (iii)), or (iii) where the failure to be true and correct would not reasonably be expected to have a Material Adverse Effect on Parent, and the Company shall have received a certificate to such effect signed by the President and the Chief Executive Officer of Parent.

          (b) Agreements and Covenants. Parent and Merger Sub shall have performed or complied in all material respects with all agreements and covenants required by this Agreement to be performed or complied with by them on or prior to the Effective Time except where the failure to have so performed or complied therewith would not reasonably be expected to have a Material Adverse Effect on Parent and the Company shall have received a certificate to such effect signed by the President and the Chief Executive Officer of Parent.

          (c) Consents Obtained. All material consents required to have been obtained by Parent or Merger Sub under any agreements or contracts to which either is subject or bound in order to enable Parent and Merger Sub to execute and deliver and perform their obligations under this Agreement, except where the failure to receive such consents would not reasonably be expected to have a Material Adverse Effect on Parent.


                                   ARTICLE 9

                                  TERMINATION

     9.1. Termination. This Agreement may be terminated at any time prior to the Effective Time, whether before or after approval of the Merger by the Company shareholders:

          (a) by mutual written agreement duly authorized by the Boards of Directors of the Company and Parent;

          (b) by Parent, if (i) any representation or warranty of the Company in this Agreement shall be determined to have been untrue when made or the Company has breached any of its covenants in this Agreement and as a result thereof there has been a failure of either of the conditions precedent set forth in
Section 8.2(a) or Section 8.2(b) (a "Company Breach") or (ii) any representation or warranty of the Company in this Agreement that was true when made, subsequently ceased to be true and correct and as a result thereof there has been a failure of the condition set forth in Section 8.2(a);

          (c) by the Company, if (i) any representation or warranty of Parent in this Agreement shall be determined to have been untrue when made or Parent has breached any of its covenants in this Agreement and as a result thereof there has been a failure of either of the conditions precedent set forth in Section 8.3(a) or Section 8.3(b) (a "Parent Breach"), or (ii) any representation or warranty of Parent or Merger Sub in this Agreement that was true when made, subsequently ceased to be true and correct such that the condition set forth in
Section 8.3(a) would not be satisfied;

          (d) By Parent or the Company if the requisite vote of the shareholders of the Company approving the material terms of this Agreement and the Merger shall not have been obtained at the Company Shareholder Meeting or if there has been a failure of the condition precedent contained in Subsection 8.1(d) above;

          (e) by Parent or the Company, if the Merger shall not have been consummated on or before November 30, 2003 (the "Final Date"); provided that either party may extend the Final Date to January 31, 2004 (the "Extended Final Date") if the failure to have consummated the Merger by the Final Date was due to the inability to satisfy a condition precedent that remains susceptible of satisfaction prior to the close of business on the Extended Final Date, and provided further that no party may terminate this Agreement pursuant to this Paragraph 9.1(e) if such party's failure to fulfill any of its obligations under this Agreement shall have been the principal reason that the Merger shall not have been consummated by the Final Date;

          (f) by Parent or the Company, if a permanent injunction or other order by any federal or state court which would make illegal or otherwise restrain or prohibit the consummation of the Merger shall have been issued and shall have become final and nonappealable;

          (g) by Parent or the Company, if the Board of Directors of the Company or the Company shall have taken any of the Superior Proposal Actions set forth in Subsection 5.4(c) above (a "Superior Proposal Termination"); or

          (h) by Parent or the Company, if a tender offer or exchange offer for twenty-five percent (25%) or more of the outstanding shares of Company Common Stock is commenced, other than by Parent or an affiliate of Parent (a "Competing Proposal"), and one of the following actions takes place thereafter: (i) the Board of Directors of the Company recommends that the shareholders of the Company tender their shares in such tender or exchange offer, (ii) the Company's Board of Directors cancels the Company Shareholder Meeting at which the Merger was to have been submitted for approval by the Company shareholders, (iii) the Company's Board of Directors withdraws or modifies, in a manner adverse to Parent, its recommendation of this Agreement and the Merger, or (iv) during the pendency of the Competing Proposal the Company Shareholder Meeting is held but the Company shareholders do not approve this Agreement and the Merger at that Meeting by the vote required by applicable Law or, notwithstanding approval of this Agreement and the Merger at the Company Shareholder Meeting, Parent or the Company terminate this Agreement because the condition precedent contained in Subsection 8.1(d) failed to be satisfied (a "Competing Proposal Termination").

     9.2. Notice of Termination. Any termination of this Agreement under Section
9.1 above permitted by and in accordance with the terms of this Agreement will be effective upon the receipt of written notice of such termination by the non-terminating party from the terminating party.

     9.3. Effect of Termination. In the case of any termination of this Agreement as provided in this Section 9, this Agreement shall be of no further force and effect and none of Parent, Merger Sub or the Company, or any of their respective officers, directors, employees or independent contractors or agents, shall have any liability whatsoever by reason thereof, and all rights and obligations of each party hereto under this Agreement shall terminate, except as and to the extent provided in Section 9.4 or Section 11.4 hereof or in the Indemnification Agreements entered into pursuant to this Agreement, and provided, further, that no termination of this Agreement shall affect the obligations of Parent and its Representatives contained in the Confidentiality Letter, all of which shall survive the termination of this Agreement in accordance with their respective terms.

     9.4. Breakup Fee; Parent Obligation Upon Parent Breach.  Within forty-eight
(48) hours of the occurrence of any of the following events, the Company shall (by wire transfer or cashiers check) make a payment to Parent in the amount of $500,000 (the "Breakup Fee"): (A) a Superior Proposal Termination of this Agreement by the Company or Parent; (B) this Agreement is terminated by Parent due to a Company Breach that was willful or intentional on the part of the Company; or (C) if there occurs a Competing Proposal Termination and, within six
(6) months after such termination, either (1) the tender offer or exchange offer that gave rise to such termination is consummated or (2) the Person making such tender offer or exchange offer, or any affiliate thereof, makes a Third Party Acquisition Proposal to the Company and the transactions contemplated thereby are consummated by Company and such Person or any affiliate thereof. Notwithstanding the foregoing, however, the Company shall not be required to pay any Breakup Fee to Parent if, at the time Parent or the Company became entitled to terminate this Agreement pursuant to Clause (i) of Section 9.1(b), or either of Sections 9.1(g) or (h), the Company shall have been entitled to terminate this Agreement due to a failure of any the conditions precedent set forth in this Agreement to its obligations to consummate the Merger (other than pursuant to a failure of the condition precedent set forth in Subsection 8.1(d) above during the pendency of a Competing Proposal). Payment of the Breakup Fee by the Company shall be subject to delivery to the Company of written demand for payment thereof which identifies the event or events entitling it to receive such payment. The Breakup Fee payable hereunder shall be sole right and remedy of Parent and the Merger Sub for or in respect to any of the events that entitled Parent to receive the Breakup Fee. Additionally, the parties each agree that the agreements contained in Section 9.4 are an integral part of the transaction contemplated by this Agreement and constitute liquidated damages and not a penalty.

     In the event that this  Agreement is terminated by the Company  pursuant to
Section 9.1(c) due to a Parent Breach that was willful or intentional on the part of Parent, then, notwithstanding anything to the contrary that may be contained elsewhere in this Agreement, the Company shall be entitled to recover all damages, losses, costs or expenses, including attorneys and investment banking and financial advisory fees and expenses incurred by Company in connection with this Agreement and the Company's efforts to consummate the Merger, or as a result of Parent's failure to have performed its obligations under this Agreement.

                                   ARTICLE 10

             SURVIVAL OF REPRESENTATIONS, WARRANTIES AND COVENANTS

     All representations, warranties and covenants of the parties contained in this Agreement will remain operative and in full force and effect, regardless of any investigation made by or on behalf of the parties to this Agreement, until the earlier of the termination of this Agreement or the Closing Date, whereupon such representations, warranties and covenants will expire (except for covenants that by their terms survive for a longer period).

                                   ARTICLE 11

                               GENERAL PROVISIONS

     11.1. Notices. All notices required or permitted hereunder shall be in writing and shall be deemed effectively given: (a) upon personal delivery to the party to be notified; (b) when sent by confirmed facsimile if sent during normal business hours of the recipient, if not, then on the next business day; (c) five days after having been sent by registered or certified mail, return receipt requested, postage prepaid; or (d) one day after deposit with a nationally recognized overnight courier, specifying overnight delivery, with written verification of receipt. All communications shall be sent to the parties at the following addresses or facsimile numbers specified below (or at such other address or facsimile number for a party as shall be designated by ten days advance written notice to the other parties hereto):

          (a) If to Parent or Merger Sub:

                   Cyan Holding Co.
                   501 N. W. Grand Blvd
                   Oklahoma City, OK 73118
                   Attn: Todd Dobson
                   Ph:   (xxx) xxx-xxxx
                   Fax:  (xxx) xxx-xxxx

              with a copy to (which shall not constitute notice):

                   McAfee & Taft
                   211 North Robinson, Suite 100
                   Oklahoma City, Oklahoma  73102
                   Attn: Theodore M. Elam
                   Ph:   (xxx) xxx-xxxx
                   Fax:  (xxx) xxx-xxxx

          (b) If to the Company:

                   Pacer Technology
                   9420 Santa Anita Avenue
                   Rancho Cucamonga, CA 91730
                   Attn:  Richard Kay, Chairman & CEO
                   Ph:   (xxx) xxx-xxxx
                   Fax:  (xxx) xxx-xxxx

              with a copy to (which shall not constitute notice):

                   Stradling Yocca Carlson & Rauth
                   660 Newport Center Drive, Suite 1600
                   Newport Beach, California 92660
                   Attn:  Ben Frydman, Esq.
                   Ph:   (xxx) xxx-xxxx
                   Fax:  (xxx) xxx-xxxx

     11.2. Amendment. To the extent permitted by Law, this Agreement may be amended by a subsequent writing signed by each of the parties upon the approval of the Boards of Directors of each of the parties, whether before or after any shareholder approval of the issuance of the Merger Consideration has been obtained; provided, that after any such approval by the holders of Shares, there shall be made no amendment that pursuant to the rules and regulations of Nasdaq or the CGCL requires further approval by such shareholders without the further approval of such shareholders.

     11.3. Waiver. At any time prior to the Closing, any party hereto may with respect to any other party hereto (a) extend the time for performance of any of the obligations or other acts, (b) waive any inaccuracies in the representations and warranties contained herein or in any document delivered pursuant hereto, or
(c) waive compliance with any of the agreements or conditions contained herein. Any such extension or waiver shall be valid if set forth in an instrument in writing signed by the party or parties to be bound thereby.

     11.4. Failure or Indulgence Not Waiver; Remedies Cumulative. No failure or delay on the part of any party hereto in the exercise of any right hereunder shall impair such right or be construed to be a waiver of, or acquiescence in, any breach of any representation, warranty or agreement herein, nor shall any single or partial exercise of any such right preclude other or further exercise thereof or of any other rights. Except as otherwise provided hereunder, all rights and remedies existing under this Agreement are cumulative to, and not exclusive of, any rights or remedies otherwise available.

     11.5. Headings and Certain Rules of Interpretation. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement. Unless the context indicates otherwise, whenever used in this Agreement, (i) the term "including" shall mean "including but not limited to" or "including without limitation" and
(ii) the terms "hereof," "herein," "hereto," "hereunder," "hereinafter," "hereinabove" and similar terms shall refer to this Agreement as a whole and not to the Section or Paragraph where such term appears. No party, nor its counsel, shall be deemed the drafter of this Agreement for purposes of construing or applying the provisions of this Agreement, and all provisions of this Agreement shall be construed in accordance with their fair meaning, and not strictly for or against any party, due to any ambiguities that may be found to exist herein or for any other reason.

     11.6. Severability. If any term or other provision of this Agreement is invalid, illegal or incapable of being enforced by any rule of Law, or public policy, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not affected in any manner adverse to any party. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties as closely as possible, in a mutually acceptable manner, to the end that transactions contemplated hereby are fulfilled to the extent possible.

     11.7. Entire Agreement. This Agreement (including the Company Disclosure Schedule and the Parent Disclosure Schedule together with the Transaction Documents and the exhibits and schedules attached hereto and thereto and the certificates referenced herein) constitutes the entire agreement and supersedes all prior agreements and undertakings both oral and written, among the parties, or any of them, with respect to the subject matter hereof and, except as otherwise expressly provided herein.

     11.8. Assignment. No party may assign this Agreement or assign its respective rights or delegate their duties (by operation of Law or otherwise), without the prior written consent of the other party. Subject to the preceding sentence, this Agreement will be binding upon, inure to the benefit of and be enforceable by the parties and their respective successors and assigns.

     11.9. Parties In Interest. Except as otherwise provided herein, this Agreement shall be binding upon and inure solely to the benefit of each party hereto, and nothing in this Agreement, express or implied, is intended to or shall confer upon any other Person any right, benefit or remedy of any nature whatsoever under or by reason of this Agreement, including, without limitation, by way of subrogation.

     11.10. Governing Law.

          (a) Governing Law and Jurisdiction. This Agreement will be governed by, and construed and enforced in accordance with the laws of the State of California as applied to contracts that are executed and performed in California, without regard to the principles of conflicts of law thereof. Each party hereby irrevocably submits to the exclusive jurisdiction of the state and federal courts sitting in the County of Orange in the State of California, for the adjudication of any claim or cause of action brought by a party against another party hereto under or with respect to this Agreement or any of the transactions to be consummated by the parties pursuant hereto, if and to the extent that a party hereto is seeking in any such adjudication any equitable remedies, such as, but not limited to, declaratory relief, temporary, preliminary or permanent injunctive relief or any order of specific performance and for such purposes each party hereto does hereby irrevocably waive, and agree not to assert in any suit, action or proceeding, any claim that it is not personally subject to the jurisdiction of any such court, that such suit, action or proceeding is improper. Each party hereby irrevocably waives personal service of process and consents to process being served in any such suit, action or proceeding by mailing a copy thereof to such party at the address in effect for notices to it under this Agreement and agrees that such service shall constitute good and sufficient service of process and notice thereof. Nothing contained herein shall be deemed to limit in any way any right to serve process in any manner permitted by Law.

     11.11. Alternative Dispute Resolution. Except for any claims or causes of actions that the Company, on the one hand, or Parent or Merger Sub, on the other hand, may assert against the other for or as to which any such party may be seeking equitable remedies, as to which Section 11.10 and not this Section 11.11 shall control, the parties agree to resolve any disputes or claims between them relating to this Agreement or in connection with the consummation of the transactions by the parties contemplated hereby by the following alternate dispute resolution process:

          (a) the parties shall first seek a fair and prompt resolution of any such dispute or claim by mutual agreement and shall enter into good faith negotiations to do so promptly after the Company or Parent makes a written request therefor of the other;

          (b) if the parties are unable to resolve any such claim or dispute by negotiation within a period of not more than thirty (30) days after commencement of negotiations between them as provided for in Paragraph 11.11(a) above, such claim or dispute shall be resolved by binding arbitration in accordance with the following provisions:

               (i) Upon a written demand for arbitration made by the Company or Parent to the other, the claim or dispute shall be resolved by arbitration in San Bernardino, California, commenced in accordance with the Uniform Arbitration Act as in effect from time to time in the State of California. There shall be three arbitrators agreed upon by the parties, or if the parties cannot agree on the identity of the arbitrators within ten (10) days of the arbitration demand, the arbitrators shall be selected by the administrator of the American Arbitration Association ("AAA") office in San Bernardino, California. Such arbitrators shall be persons who have experience in dealing with the matters or issues that are the subject matter of the claim or dispute being arbitrated and at least one of the arbitrators shall be experienced with the legal principles and precedents applicable thereto.

               (ii) The arbitration shall be conducted in accordance with the AAA Commercial Arbitration Rules in effect on the date hereof, as modified by this Agreement. There shall be no discovery or dispositive motion practice except: the arbitrators shall authorize such discovery as may be shown to be necessary to ensure a fair hearing; provided that, except as needed for presentation in lieu of a live appearance, each party shall be limited to three
(3) business days (9:00 a.m. to 5:00 p.m.) of depositions. This limitation shall apply to each separate arbitration that may be conducted pursuant to this Agreement. The parties shall be entitled to engage in document discovery by requesting production of documents. Responses or objections to such requests shall be served ten (10) days after receipt of a request. The arbitrators shall resolve any discovery disputes by such prehearing conference as may be needed. All parties agree that the arbitrators and any counsel of record to the proceeding shall have the power of subpoena process as provided by law. The parties intend to limit live testimony and cross-examination to the extent necessary to ensure a fair hearing on material issues. All statutes of limitations which would otherwise be applicable shall apply to any arbitration proceeding hereunder.

               (iii) Hearing; Appeal Limited. The arbitrators shall take such steps as may be necessary to hold a private hearing within no more than sixty
(60) days of the initial demand for arbitration and to conclude the hearing within three (3) days; and the arbitrators shall deliver to the parties a preliminary written decision within fourteen (14) calendar days after the hearing. The written decision shall contain a brief statement of the claim(s) determined and the award made on each claim. In making their decision and award, the arbitrators shall apply substantive law. Each party, on receipt of such preliminary written decision, shall have a period of five (5) days within which to submit to the arbitrators a written statement of any objections such party may have to such preliminary decision, whether based on facts or law; provided that if neither party submits any such written objections within the aforementioned five (5) days period, the preliminary decision shall become final at the expiration thereof. If, any written objections are submitted within such five (5) day period, the arbitrators shall render their final decision, after giving due consideration to such objections, within the succeeding five (5) days. Absent fraud, collusion or willful misconduct by the arbitrators, the award shall be final and binding on the parties, and judgment may be entered in any court having jurisdiction thereof.

     11.12. Counterparts. This Agreement may be executed in one or more counterparts, and by the different parties hereto in separate counterparts, each of which when executed shall be deemed to be an original but all of which taken together shall constitute one and the same agreement. This Agreement shall become effective when counterparts have been signed by each of the parties and delivered by facsimile or other means to the other party. Any party who delivers a signature page via facsimile agrees to later deliver an original counterpart to all other parties.

     11.13. Attorneys Fees. If any action or proceeding relating to this Agreement, or the enforcement of any provision of this Agreement is brought by a party hereto against any party hereto, the prevailing party shall be entitled to recover reasonable attorneys' fees, costs and disbursements (in addition to any other relief to which the prevailing party may be entitled).

     11.14. Gender. For purposes of this Agreement, references to the masculine gender shall include feminine and neuter genders and entities.

     11.15. Fees and Expenses. All fees and expenses incurred in connection with this Agreement and the transactions contemplated hereby shall be paid by the party incurring such expenses, whether or not the Merger is consummated. Without limiting the generality of the foregoing, the Company shall pay all of the fees and expenses incurred in connection with the transactions contemplated by this Agreement for the Company's legal, financial, accounting and other advisors, and Parent will pay all the fees and expenses incurred in connection with the transaction contemplated by the Agreement for Parent's legal, financial and accounting advisors.

                                      [Balance of Page intentionally left blank.
                                      Signatures of parties follow on next page]

     IN WITNESS WHEREOF, the parties have caused this Agreement and Plan of Merger to be executed as of the date first written above by their respective officers thereunto duly authorized.


                                  CYAN HOLDING CO., an Oklahoma corporation


                                  By:     E. T. GRAVETTE, JR.

                                  Name:   E. T. Gravette, Jr.

                                  Title:  President



                                  PT ACQUISITION CORP., a California corporation


                                  By:     E. T. GRAVETTE, JR.

                                  Name:   E. T. Gravette, Jr.

                                  Title:  President




                                  PACER TECHNOLOGY, a California corporation


                                  By:     RICHARD S. KAY

                                  Name:   Richard S. Kay

                                  Title:  President and Chief Executive Officer

                                   EXHIBIT A

                              CERTAIN DEFINITIONS


     The following terms, as used in the Purchase Agreement, have the following meanings:

     "1933 Act" shall have the meaning as set forth in Section 3.8(a) of the Agreement.

     "1934 Act" shall have the meaning as set forth in Section 3.4 of the Agreement.

     "Affiliate" shall mean with respect to any Person (including any individual, corporation, partnership, firm, joint venture, limited liability company, association and joint-stock company) or trust, any unincorporated organization or Governmental Entity, or Person directly or indirectly controlling, controlled by or under common control with a Person, including all officers and directors of such Person.

     "Agreement" shall have the meaning as set forth in the Preamble.

     "Assets" of a Person shall mean all of the assets, properties, businesses and rights of such Person of every kind, nature, character and description, whether real, personal or mixed, tangible or intangible, accrued or contingent, or otherwise relating to or utilized in such Person's business, directly or indirectly, in whole or in part, whether or not carried on the books and records of such Person, and whether or not owned in the name of such Person or any Affiliate of such Person and wherever located.

     "Benefit Plans" shall have the meaning as set forth in Section 3.12(b) of the Agreement.

     "Breakup Fee" shall have the meaning as set forth in Section 9.4 of the Agreement.

     "California  Agreement  of Merger"  shall have the  meaning as set forth in
Section 1.3 of the Agreement.

     "CGCL" shall have the meaning as set forth in the Recitals of the Agreement.

     "Closing" shall have the meaning as set forth in Section 1.2 of the Agreement.

     "Closing Date" shall have the meaning as set forth in Section 1.2 of the Agreement.

     "COBRA" means the Consolidated Omnibus Budget Reconciliation Act of 1985, as amended.

     "Code" means the Internal Revenue Code of 1986, as amended.

     "Company" shall have the meaning as set forth in the Preamble.

     "Company Balance Sheet" shall mean the balance sheet of the Company as of March 31, 2003.

     "Company Breach" shall have the meaning as set forth in Section 9.1(b) of the Agreement.

     "Company Disclosure Schedule" shall mean the written disclosure schedule delivered on or prior to the date hereof by the Company to Parent that is arranged in paragraphs corresponding to the numbered and lettered paragraphs corresponding to the numbered and lettered paragraphs contained in the Agreement.

     "Company Employees" shall have the meaning as set forth in Section 6.2(c) of the Agreement.

     "Company Environmental Liabilities" mean any and all liabilities of the Company, whether contingent or fixed, actual or potential, known or unknown, which (i) arise under or relate to matters covered by Environmental Laws and
(ii) relate to actions occurring or conditions existing on or prior to the Closing Date.

     "Company Option" or "Company Options" shall have the meaning as set forth in Section 2.4(a) of the Agreement.

     "Company Representatives" shall have the meaning as set forth in Section 5.4(a) of this Agreement.

     "Company SEC Documents" shall have the meaning as set forth in Section 3.8 of the Agreement.

     "Company  Shareholders  Meeting"  shall  have the  meaning  as set forth in
Section 3.24 of the Agreement.

     "Company Stock" shall have the meaning as set forth in Section 2.1(b) of the Agreement.

     "Company Subsidiaries" shall have the meaning as set forth in Section 3.2 of the Agreement.

     "Competing Proposal" shall have the meaning as set forth in Section 9.1(h) of this Agreement.

     "Competing  Proposal  Termination"  shall have the  meaning as set forth in
Section 9.1(h) of this Agreement.

     "Confidentiality Letter" shall have the meaning as set forth in Section 5.4(a) of the Agreement.

     "Contract" means any written or oral agreement, arrangement, commitment, contract, indenture, instrument, lease, obligation, plan, restriction, understanding or undertaking of any kind or character, or other document to which any Person is a party or by which such Person is bound.

     "Customers" shall have the meaning as set forth in Section 3.26 of the Agreement.

     "Default" shall mean (i) any breach or violation of or default under any Contract, Order or Permit, (ii) any occurrence of any event that with the passage of time or the giving of notice or both would constitute a breach or violation of or default under any Contract, Order or Permit, or (iii) any occurrence of any event that with or without the passage of time or the giving of notice would give rise to a right to terminate or revoke, change the current terms of, or renegotiate, or to accelerate, increase, or impose any material liability under, any Contract, Order or Permit.

     "Dissenting Shares" shall have the meaning as set forth in Section 2.3 of the Agreement.

     "Effective Time" shall have the meaning as set forth in Section 1.3 of the Agreement.

     "Environmental Laws" mean any and all federal, state, local and foreign statutes, laws, judicial decisions, regulations, ordinances, rules, judgments, orders, decrees, codes, plans, injunctions, permits, concessions, grants, franchises, licenses, agreements and governmental restrictions, relating to the environment or to emissions, discharges or releases of pollutants, contaminants or other Hazardous Substances or wastes into the environment, including without limitation ambient air, surface water, ground water or land, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of pollutants, contaminants or other Hazardous Substances or wastes or the clean-up or other remediation thereof.

     "Environmental Permits" means, with respect to any Person, all permits, licenses, franchises, certificates, approvals and other similar authorizations of governmental authorities relating to or required by Environmental Laws and affecting, or relating in any way to, the business of such Person as currently conducted.

     "ERISA" means the Employee Retirement Income Security Act of 1974, as amended, and the rules and regulations promulgated thereunder.

     "Exchange Agent" shall have the meaning as set forth in Section 2.2(a) of the Agreement.

     "Excluded Shares" shall have the meaning as set forth in Section 2.1(b)(i) of the Agreement.

     "Extended Final Date" shall have the meaning as set forth in Section 9.1(e) of the Agreement.

     "Final Date" shall have the meaning as set forth in Section 9.1 of the Agreement.

     "GAAP" shall have the meaning as set forth in Section 3.8(b) of the Agreement.

     "Governmental Entity" shall mean any government or any agency, bureau, board, directorate, commission, court, department, official, political subdivision, tribunal, regulatory authority or other instrumentality of any government, whether federal, state or local, domestic or foreign.

     "Hazardous Material" means any toxic, radioactive, corrosive or otherwise hazardous substance, including petroleum, its derivatives, by-products and other hydrocarbons, or any substance having any constituent elements displaying any of the foregoing characteristics, which in any event is regulated under any Environmental Law.

     "Intellectual Property" shall mean all rights, privileges and priorities provided under applicable Law relating to intellectual property, whether registered or unregistered, including without limitation all (i) (a) inventions, discoveries, processes, formulae, designs, methods, techniques, procedures, concepts, developments, technology, mask works, and confidential information, new and useful improvements thereof and know-how relating thereto, whether or not patented or eligible for patent protection; (b) copyrights and copyrightable works, including databases and related items; (c) trademarks, service marks, trade names, brand names, product names, corporate names, logos and trade dress, the goodwill of any business symbolized thereby, and all common-law rights relating thereto; and (d) trade secrets, data and other confidential information; and (ii) all registrations, applications, recordings, and licenses or other similar agreements related to the foregoing.

     "Knowledge of the Company" means the actual knowledge of the executive officers of the Company, and knowledge that a reasonable person in such capacity should have.

     "Knowledge of Parent" means the actual knowledge of the executive officers or managers of Parent, and knowledge that a reasonable person in such capacity should have.

     "Law" shall mean any code, law, ordinance, regulation, reporting or licensing requirement, rule, or statute applicable to a Person or its Assets, liabilities or business, including those promulgated, interpreted or enforced by any Regulatory Authority.

     "Lien" means, with respect to any asset, any mortgage, lien, pledge, charge, security interest or encumbrance of any kind in respect to such asset.

     "Material Adverse Effect" means, with respect to any Party to this Agreement, a consequence or effect (a) that is or is expected to be materially adverse to the condition (financial or other), business, assets, properties, liabilities or operating results of such Person and its Subsidiaries taken as a whole, or (b) that interferes, in a material manner, with the ability of a Party to consummate the Merger; provided, however, that in no event shall any of the following be deemed to have a Material Adverse Effect: (i) events, circumstances or changes affecting the industry in which the Company competes generally, (ii) events, circumstances or changes affecting the United States economy generally (including changes in U.S. and foreign currency exchange rates) or the political stability of the United States, (iii) any adverse change or effect resulting from compliance by the Company with the terms of this Agreement or announcement of the transactions contemplated hereby, or (iv) consequences or effects of changes in legal, regulatory or GAAP requirements.

     "Material  Intellectual  Property"  shall have the  meaning as set forth in
Section 3.19(a) of the Agreement.

     "Material Subsidiaries" shall have the meaning as set forth in Section 5.4(e) of the Agreement.

     "Merger" shall have the meaning as set forth in the Recitals.

     "Merger Consideration" shall have the meaning as set forth in Section 2.1(b)(i) of the Agreement.

     "Merger Sub" shall have the meaning as set forth in the Preamble.

     "NASD" means National Association of Securities Dealers, Inc.

     "NASDAQ" or "Nasdaq" means the NASD's Automated Quotation System.

     "Notice  of  Superior  Proposal"  shall  have the  meaning  as set forth in
Section 5.4(c) of the Agreement.

     "OGCA" shall have the meaning as set forth in the Recitals to the Agreement

     "Order" shall mean any administrative decision or award, decree, injunction, judgment, order, quasi-judicial decision or award, ruling, or writ of any federal, state, local or foreign or other court, arbitrator, mediator, tribunal, administrative agency or Regulatory Authority.

     "Option Plans" shall have the meaning as set forth in Section 2.4(a) of the Agreement.

     "Option Payment" shall have the meaning as set forth in Section 2.4(a) of the Agreement.

     "Parent" shall have the meaning as set forth in the Preamble.

     "Parent Breach" shall have the meaning as set forth in Section 9.1(c) of the Agreement.

     "Parent Disclosure Schedule" shall mean the written disclosure schedule delivered on or prior to the date hereof by Parent to the Company that is arranged in paragraphs corresponding to the numbered and lettered paragraphs corresponding to the numbered and lettered paragraphs contained in the Agreement.

     "Per Share Amount" shall have the meaning as set forth in Section 2.1(b)(i) of the Agreement.

     "Person" means an individual, a corporation, a partnership, an association, a trust, a limited liability company or any other entity or organization, including a government or political subdivision or any agency or instrumentality thereof.

     "Permit" shall mean any federal, state, local, and foreign governmental approval, authorization, certificate, consent, easement, filing, franchise, letter of good standing, license, notice, permit, qualification, registration or right of or from any Governmental Entity (or any extension, modification, amendment or waiver of any of these) to which any Person is a party or that is or may be binding upon or inure to the benefit of any Person or its securities, Assets or business, or any notice, statement, filing or other communication to be filed with or delivered to any Governmental Entity.

     "Permitted Liens" shall mean (a) Liens for taxes and assessments or governmental charges or levies not at the time due or in respect of which the validity thereof shall currently be contested in good faith by appropriate proceedings; (b) Liens in respect of pledges or deposits under workers' compensation laws or similar legislation, carriers', warehousemen's, mechanics', laborers' and materialmen's and similar Liens, if the obligations secured by such Liens are not then delinquent or are being contested in good faith by appropriate proceedings; and (c) Liens incidental to the conduct of the business of the Company which were not incurred in connection with the borrowing of money or the obtaining of advances or credits and which do not in the aggregate materially detract from the value of its property or materially impair the use thereof in the operation of its business, and (d) Liens that are set forth or described in the Company financial statements included in any Company SEC Documents or described elsewhere in any Company SEC Documents or disclosed in the Company Disclosure Schedule.

     "Proxy Statement" shall have the meaning as set forth in Section 3.24 of the Agreement.

     "Regulatory Authorities" shall mean, collectively, all foreign, federal, state and local regulatory agencies and other Governmental Entities or bodies having jurisdiction over the parties and their respective Assets, employees, businesses and/or Subsidiaries, including the NASD and the SEC.

     "Reimbursable Expenses" shall have the meaning as set forth in Section 9.4 of the Agreement.

     "Returns" shall have the meaning as set forth in Section 3.11(a)(i) of the Agreement.

     "SEC" shall have the meaning as set forth in Section 3.8 of the Agreement.

     "Share" or "Shares" shall have the meaning as set forth in Section 2.1(b)(i) of the Agreement.

     "Shareholder" shall have the meaning set forth in Section 2.2(a) of the Agreement.

     "Subsidiary" means, with respect to any Person, (i) any corporation, association or other business entity of which more than 50% of the total voting power of shares of capital stock entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by such Person or one or more of the other Subsidiaries of that Person (or a combination thereof) and (ii) any partnership (a) the sole general partner or managing general partner of which is such Person or a Subsidiary of such Person or (b) the only general partners of which are such Person or of one or more Subsidiaries of such Person (or any combination thereof).

     "Superior Proposal" shall have the meaning as set forth in Paragraph 5.4(e) of the Agreement.

     "Superior Proposal Actions" shall have the meaning as set forth in Section 5.4(c) of the Agreement.

     "Superior  Proposal  Termination"  shall  have the  meaning as set forth in
Section 9.1(g) of the Agreement.

     "Surviving Corporation" shall have the meaning as set forth in Section 1.1 of the Agreement.

     "Tax" or "Taxes" shall mean all United States federal, state, provincial, local or foreign taxes and any other applicable duties, levies, fees, charges and assessments that are in the nature of a tax, including income, gross receipts, property, sales, use, license, excise, franchise, ad valorem, value-added, transfer, severance, stamp, occupation, premium, windfall profits, environmental (including taxes under Section 59A of the Code), customs, capital stock, real property, personal property, alternative or add-on minimum, estimated, social security payments, and health taxes and any deductibles relating to wages, salaries and benefits and payments to subcontractors, together with all interest, penalties and additions imposed with respect to such amounts.

     "Third Party" shall have the meaning as set forth in Section 5.4(e) of the Agreement.

     "Third Party  Acquisition  Proposal" shall have the meaning as set forth in
Section 5.4(e) of the Agreement.

     "Third Party Licenses" means all licenses and other agreements with third parties relating to any Intellectual Property or products that the Company is licensed or otherwise authorized by such third parties to use, market, distribute or incorporate into products marketed and distributed by the Company.

     "Third Party Technology" means all Intellectual Property and products owned by third parties and licensed pursuant to Third Party Licenses.

     "Transaction Documents" means the Agreement, the Confidentiality Letter and any other document executed and delivered pursuant hereto together with any exhibits or schedules to such documents.

     "Transfer Taxes" shall have the meaning as set forth in Section 7.5 of this Agreement.

                                    EXHIBIT B

                               AGREEMENT OF MERGER
                                       OF
                              PT ACQUISITION CORP.
                                       AND
                                PACER TECHNOLOGY

     This Agreement of Merger, dated as of the ___ day of _____, 2003 ("Merger Agreement"), by and between PT Acquisition Corp., a California corporation ("Merger Sub") and Pacer Technology, a California corporation (the "Company").

                                    RECITALS

     A. Merger Sub is a wholly-owned subsidiary of Cyan Holding, Inc., an Oklahoma corporation ("Parent").

     B. Merger Sub, Parent and the Company have entered into an Agreement and Plan of Merger, dated as of July __, 2003 (the "Agreement and Plan of Merger"), providing for the merger of Merger Sub with and into the Company (the "Merger") that will result in the Company becoming a wholly-owned subsidiary of Parent.

     C. The Board of Directors and shareholders of Parent, the Boards of Directors of Merger Sub and the Board of Directors and shareholders of the Company have approved (i) the principal terms of the Merger Agreement and (ii) the Merger.

                                   AGREEMENT

     The parties hereto agree as follows:

     1. Effective Time. The Merger shall become effective at such time (the "Effective Time") as this Merger Agreement and the officers' certificates of the Company and Merger Sub are filed with the Secretary of State of the State of California pursuant to Section 1103 of the California General Corporation Law (the "CGCL").

     2. Effect of the Merger. At the Effective Time, Merger Sub shall be merged with and into the Company, the separate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation of the Merger (the "Surviving Corporation"). At the Effective Time, (a) all the property, rights, privileges and powers of the Company and Merger Sub shall vest in, and become the property, rights, privileges and powers of, the Surviving Corporation, and
(b) all debts, liabilities and duties of the Company and Merger Sub shall become the debts, liabilities and duties of the Surviving Corporation.

     3. Articles of Incorporation and Bylaws. The Articles of Incorporation and Bylaws of Merger Sub, as in effect immediately prior to the Effective Time, shall be the Articles of Incorporation and Bylaws, respectively of the Surviving Corporation as of the Effective Time, except that such Articles of Incorporation shall be amended as of the Effective Time to state that the name of the Surviving Corporation shall be "Pacer Technology".

     4. Directors and Officers. The directors and officers of Merger Sub immediately prior to the Effective Time shall be the directors and officers of the Surviving Corporation as of the Effective Time.

     5. Effect on Capital Stock. By virtue of the Merger and without any action on the part of Merger Sub, the Company or their respective shareholders, the following shall occur at the Effective Time:

          5.1. Conversion of Common Stock of the Company. Each share of Common Stock of the Company issued and outstanding immediately prior to the Effective Time (other than Dissenting Shares, as defined below, and any shares that are subject to Section 5.2 below) shall be cancelled and converted into the right to receive a cash payment in the amount of $6.95 per share (the "Per Share Cash Amount"), less any required withholding tax.

          5.2. Cancellation of the Company Stock Owned by Parent or the Company. All shares of Common Stock of the Company that are owned by the Company as treasury stock and each share of Common Stock of the Company owned by Parent, or any wholly owned subsidiary of Parent, immediately prior to the Effective Time shall be cancelled and extinguished and no consideration shall be delivered or deliverable in exchange therefor pursuant to this Agreement or otherwise.

          5.3. Company Options. Except as otherwise set forth hereinafter, each outstanding option, warrant or other right entitling the holder thereof to purchase shares of the Company's Common Stock (the "Company Options"), that is exercisable immediately prior to the Effective Time, including Company Options that become exercisable upon consummation of the Merger ("Vested Options"), shall be cancelled and converted into the right to receive a cash payment in an amount determined by multiplying (i) the excess, if any, of the Per Share Amount over the applicable per share exercise price of such Company Option by (ii) the number of shares of Common Stock of the Company issuable upon exercise of the vested portion of such Company Option, less any required withholding tax. Notwithstanding the foregoing, however, (i) all Company Options that are not Vested Options or, although Vested, (ii) all Company Options that are exercisable at an exercise price equal to or higher than the Per Share Cash Amount, and (iii) all Company Options owned by Parent, or any wholly owned subsidiary of Parent, immediately prior to the Effective Time, shall be automatically terminated and canceled at the Effective Time, without any consideration therefor.

          5.4. Capital Stock of Merger Sub. At the Effective Time, each share of capital stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall be converted into and exchanged for three thousand seven hundred eighty-five (3,785) validly issued, fully paid and nonassessable shares of Common Stock of the Surviving Corporation.

     6. Dissenters' Rights. Any holders of Common Stock of the Company that have properly exercised dissenters rights pursuant to the CGCL ("Dissenting Shares") shall not be converted into the right to receive any portion of the Per Share Amount, unless and until the holder of any such Dissenting Shares fails to perfect or withdraws or otherwise loses such holder's right to an appraisal of the fair market value of such holder's Dissenting Shares. If, after the Effective Time, any such holder fails to perfect or withdraws or loses such holder's right to an appraisal of the fair market value of such holder's Dissenting Shares under the CGCL, such Shares shall thereupon cease to be Dissenting Shares and be treated as if they had been converted as of the Effective Time into the right to receive the Per Share Cash Amount to which such holder is entitled, without interest thereon.

     7. General Provisions.

          7.1 Amendment. This Merger Agreement may be amended by the parties hereto any time before or after approval hereof by the shareholders of the Company, but, after such approval, no amendment shall be made which by law requires the further approval of such shareholders without obtaining such approval. This Merger Agreement may not be amended except by an instrument in writing signed by each of the parties hereto.

          7.2 Headings. The Section and Paragraph headings contained in this Agreement are for convenience of reference only and shall not affect in any way the meaning or interpretation of any of the provisions of this Agreement.

          7.3 Counterparts. This Merger Agreement may be signed in one or more counterparts, each of which shall be deemed an original and all of which shall constitute one agreement.

                                      [Balance of page intentionally left blank.
                                      Signatures of parties follow on next page]

     IN WITNESS WHEREOF, the parties have executed this Merger Agreement as of the date first written above.

                                  PT ACQUISITION CORP., a California corporation


                                    Signature


                                    Print Name and Title of Signatory



                                    Signature


                                    Print Name and Title of Signatory



                                  PACER TECHNOLOGY, a California corporation


                                    Signature


                                    Print Name and Title of Signatory



                                    Signature


                                    Print Name and Title of Signatory

                                    EXHIBIT C

                                     FORM OF
                            INDEMNIFICATION AGREEMENT

     THIS INDEMNIFICATION AGREEMENT (the "Agreement") is made as of __________, 2003, by and between CYAN HOLDING CO., an Oklahoma corporation ("Parent") and ________________ ("Indemnitee").

                                    RECITALS

     A. Concurrently herewith, Parent is entering into an Agreement and Plan of Merger (the "Merger Agreement") with Pacer Technology, a California corporation (the "Company"). The Merger Agreement provides for a wholly-owned subsidiary of Parent (the "Merger Sub") to be merged with and into the Company (the "Merger"), and for the Company to be the surviving corporation in such merger (the "Surviving Corporation") and, thereupon, to become a wholly-owned subsidiary of Parent.

     B. the Indemnitee is now serving as a director or officer of Company.

     C. The Merger Agreement obligates Parent to enter into this Indemnity Agreement with the Indemnitee and Parent is entering into this Agreement in satisfaction of its obligation to do so under the Merger Agreement.

     NOW, THEREFORE, Parent and Indemnitee hereby agree as follows:

     1. DEFINITIONS

          1.1 Agent. The Term "Agent" shall mean any person who is or was a director, officer, employee or agent of the Company, or is or was serving at the request of the Company as a director, officer, employee or agent of another foreign or domestic corporation, partnership, joint venture, trust or other enterprise, or was a director, officer, employee or agent of a foreign or domestic corporation which was a predecessor corporation of the Company or of another enterprise at the request of such predecessor corporation.

          1.2 Derivative Action. The term "Derivative Action" shall mean a Proceeding brought by or in the right of the Company to procure a judgment in favor of the Company.

          1.3 Expenses. The term "Expenses" includes without limitation any fees and disbursements of attorneys, accountants and expert witnesses, and all other costs, costs of investigation and cost of legal actions, claims or proceedings and appeals therefrom, and costs of attachment or similar bonds.

          1.4 Proceedings. The term "Proceeding" shall mean any threatened, pending or completed action or proceeding, whether civil, criminal, administrative or investigative, and whether arising out of a related actions of Indemnitee prior to or after the date of this Agreement.

     2. INDEMNIFICATION

          2.1 Subject to the provisions of Section 2.2 hereof, if Indemnitee is made a party or is threatened to be made a party to any Proceeding, including any Derivative Action, by reason of the fact that Indemnitee is or was an Agent of the Company, or by reason of Indemnitee's approval of the Merger Agreement or the transactions contemplated thereby, Parent shall indemnify and hold harmless Indemnitee against any and all judgments and fines or penalties rendered against Indemnitee in, any settlements of and all Expenses and other amounts and reasonably incurred by Indemnitee in connection with, such Proceeding.

          2.2 Limitation on  Indemnification.  Notwithstanding the provisions of
Section 2.1, Indemnitee shall not be entitled to indemnification as provided therein under any of the following circumstances:

               (a) For acts or omissions that involve intentional misconduct or a knowing and culpable violation of law by Indemnitee;

               (b) For acts or omissions of Indemnitee that Indemnitee believes to be contrary to the best interest of Company or its shareholders or that involve the absence of good faith on the part of Indemnitee;

               (c) For any transaction from which Indemnitee derived a material and improper personal benefit that was different than the benefits derived from shareholders of the Company generally; or

               (d) For acts or omissions that show a reckless disregard by Indemnitee for his or her duty to Company or its shareholders in circumstances in which Indemnitee was aware, or should have been aware, in the ordinary course of performing Indemnitee's duties, of a risk of serious injury to the Company or its shareholders.

     3. ADVANCEMENT OF EXPENSES

     The Parent shall pay for and on behalf of Indemnitee all Expenses which Indemnitee actually and reasonably incurs in defending any Proceeding prior to the final disposition of such Proceeding, as and when incurred by Indemnitee, provided that the Indemnitee shall undertake to repay all amounts advanced by the Parent to Indemnitee under this Section 3 if it is determined, by a final judgment or agreement by Indemnitee that Indemnitee, by reason of one or more of the exclusions set forth in Section 2.2 hereof, is not entitled to indemnification under the terms of this Agreement. Parent shall perform its obligation under this Section 3 until such time as it may be determined that Indemnitee is not entitled to indemnification by virtue of one or more of the exclusions set forth in Section 2.2 hereof. Parent may satisfy its obligations under this Section 3 by causing the Surviving Corporation to make the advances to Indemnitee called for by this Section 3.

     4. NOTICE AND OTHER INDEMNIFICATION PROCEDURES

          4.1 Notice to Parent. Promptly after receipt by Indemnitee of notice of the commencement of or the threat of commencement of any Proceeding, Indemnitee shall, if Indemnitee believes that Indemnification with respect thereto may be sought from Parent under this Agreement, notify Parent in writing of the commencement or threat of commencement thereof (but the failure to so notify Parent shall not relieve the Parent from any liability which it may have under this Agreement or otherwise, except to the extent that Parent has been materially prejudiced by such failure).

          4.2 Choice of Counsel; Conduct of Defense. In the event Parent may become obligated to provide indemnification to the Indemnitee in connection with any Proceeding, Parent shall be entitled to participate therein, or, upon the delivery to Indemnitee of written notice of its election to do so, to assume the defense of such Proceeding, with counsel approved by Indemnitee (which approval shall not be unreasonably withheld or delayed by Indemnitee). After delivery of such notice, approval of such counsel by Indemnitee and Parent's retention of such counsel, Parent shall not liable to Indemnitee under this Agreement for any fees of counsel subsequently incurred by Indemnitee with respect to the same Proceeding, provided that (i) Indemnitee shall have the right to employ his or her own counsel in any Proceeding at Indemnitee's expense; and (ii) if (A) the employment of counsel by Indemnitee has been previously authorized by Parent, or
(B) Indemnitee shall have reasonably concluded that there may be conflict of interest between Parent and the Indemnitee in the conduct of any such defense, or (C) Parent shall not, within reasonable period of time, in fact, have employed counsel approved by Indemnitee to assume the defense of such Proceeding, or (D) after employing such counsel, Parent ceases to diligently defend the Proceeding or such counsel's engagement is terminated by the Parent or such counsel, then, Indemnitee may employ its own counsel (subject the Parent's approval thereof which shall not unreasonably withheld or delayed) and the fees and expenses of such counsel shall be paid by the Parent as and when incurred by Indemnitee. Notwithstanding any the provisions of this Agreement to the contrary, Parent shall not liable for any settlement of any Proceeding effected without its written consent, which consent shall not be unreasonably withheld or delayed by Parent.

     5. NOTICE TO INSURERS

     If, at the time of the receipt of a notice of a claim pursuant to Section 4 hereof, Parent or the Surviving Corporation (as the case may be) has any insurance policy or policies in effect providing insurance coverage for Indemnitee with respect to the Proceeding initiated or threatened against Indemnitee, Parent shall or, in the case of any insurance policy maintained by the Surviving Corporation, shall cause the Surviving Corporation to, give prompt notice of the commencement of such Proceeding to the insurer under each such policy in accordance with the procedures set forth therein. Parent shall thereafter take, or cause the Surviving Corporation to take (as the case may be), all necessary or desirable action to cause such insurer or insurers to pay, on behalf of the Indemnitee, all amounts payable as a result of such Proceeding in accordance with the terms of such insurance policies.

     6. FAILURE TO INDEMNIFY

          6.1 If a claim for indemnification, payment or reimbursement is made by Indemnitee under this Agreement, or any statute, or under any provision of the Articles of Incorporation or Bylaws of the Surviving Corporation (as defined in the Merger Agreement), or pursuant to the Merger Agreement, and such claim is not paid in full by the Parent or the Surviving Corporation, within forty-five
(45) days after a written request therefor has been received by the Parent from Indemnitee, and Indemnitee is required to initiate any Proceeding against Indemnitee to enforce Indemnitee's rights or Parent's obligations hereunder, the burden of proof shall be on Parent to establish that Indemnitee is not entitled to indemnification under this Agreement and not be on Indemnitee to establish his right thereto; and, if the Indemnitee is successful, in whole or in part, in any such Proceeding, Indemnitee shall also be entitled to be paid for the Expenses incurred by it in or in connection with such Proceeding.

          6.2 It is the parties' intention that if Parent or the Surviving Corporation contests Indemnitee's right to indemnification under this Agreement or under the Merger Agreement, the question of Indemnitee's right to indemnification shall be for the court to decide, and neither the failure of Parent or the Company or Surviving Corporation (including their respective board of directors, independent legal counsel, or shareholders) to have made a determination that indemnification of Indemnitee is proper in the circumstances, nor an actual determination by the Parent, the Company or the Surviving Corporation (including their respective board of directors, any committee or subgroup of their respective boards of directors, independent legal counsel, or shareholders) that Indemnitee is not entitled to indemnification, shall create a presumption that Indemnitee is not entitled thereto.

     7. AGREEMENT NOT EXCLUSIVE AND TO BE LIBERALLY CONSTRUED

          7.1 This Agreement and the indemnification provided herein is not exclusive of and shall not diminish any other rights to which Indemnitee may be entitled under any provision of the Articles of Incorporation or Bylaws of Company or the Surviving Corporation, any other indemnification agreement or insurance provided by Company or persons or entities other than Company, or under applicable law or under the Merger Agreement. Notwithstanding the foregoing, the Parent shall not be liable to Indemnitee to make any payment with respect to any claim made against Indemnitee for which payment is actually made to Indemnitee under a valid and collectible insurance policy or by Surviving Corporation pursuant to the Merger Agreement or otherwise, except with respect to any amount in excess of any payment made by the insurer or by the Surviving Corporation (as the case may be) to Indemnitee.

          7.2 It is the intention of the Parent and Indemnitee that this Agreement be liberally construed so as to achieve its purpose of protecting Indemnitee against liabilities, judgments, settlements and Expenses arising from Indemnitee's service to the Company and beyond the indemnification that Company could provide under California law. Parent agrees that it will not do or fail to do any act which would or might prevent or hinder the performance by Parent of its obligations under this Agreement.

     8. GOVERNING LAW AND SEVERABILITY

     This Agreement shall be governed by and construed in accordance with, and is intended to comply in all respects with, the law of the State of Oklahoma. In the event any provision of this Agreement is finally determined by a court of competent jurisdiction to require the Parent to do or fail to do any act in violation of applicable law, such provision shall be limited or modified in its application to the extent necessary to avoid a violation of law, and as so limited or modified such provision and the balance of this Agreement shall be enforceable in accordance with their terms.

     9. SUCCESSORS AND ASSIGNS

     This Agreement establishes contract rights which shall be binding upon, and shall inure to the benefit of, the successors, assigns, heirs and legal representatives of the parties hereto.

     10. MODIFICATION AND WAIVER; TERMINATION

          10.1 No supplement, modification or amendment of this Agreement, nor any waiver of any of its provisions, shall be binding unless executed in writing by both of the parties hereto. No waiver of any of the provisions of this Agreement shall be deemed or shall constitute a waiver of any other provisions hereof (whether of not similar) nor shall such waiver constitute a continuing waiver.

          10.2 In the event that the Merger Agreement is terminated without consummation of the Merger contemplated by Section 1 thereof, then, this Agreement shall thereupon terminate without the necessity of any action on the part of the Parent and the Parent shall have no further obligation under this Agreement, except with respect to any Proceeding that was initiated against Indemnitee prior to the termination of the Merger Agreement, as to which the obligations of Parent and the rights of Indemnitee under this Agreement shall survive such termination.

     11. ATTORNEYS' FEES

     In the event that any action is instituted by Indemnitee under this Agreement to enforce or interpret any of the terms hereof, Indemnitee shall be entitled to be paid all court costs and expenses, including reasonable attorneys' fees, incurred by Indemnitee with respect to such action, unless as a part of such action, a court of competent jurisdiction determines that each of the material assertions made by Indemnitee as a basis for such action were not made in good faith or were frivolous. In the event of an action instituted by or in the name of the Parent under this Agreement, or to enforce or interpret any other terms of this Agreement, Indemnitee shall be entitled to be paid all court costs and expenses, including attorneys' fees, incurred by Indemnitee in defense of such action (including with respect to Indemnitee's counterclaims and cross-claims made in such action), unless as a part of such action the court determines that each of Indemnitee's material defenses to such action were made in bad faith or were frivolous.

                                     (Signatures of parties follow on next page)

     IN  WITNESS  WHEREOF,   the  parties  have  executed  this  Indemnification
Agreement as of the date first above written.



Parent:                               CYAN HOLDING CO., an Oklahoma corporation

                                      By:
                                      Name:
                                      Title:




Indemnitee:
                                      Name: